6/3

04030600

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Artil Solutions Group Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED JUN 10 2004 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34697 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/8/04

Artel Group
宏通集團

RECEIVED
2004 JUN -3 A 10:27

AR/S
12-31-03



Artel Solutions Group Holdings Limited

annual report 2003



Contents

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Directors
Mr. Yu Pen Hung *(Chairman)*
Mr. Yu Chi Ming, Frederick
Mr. Yen Chung Chuan

Non-Executive Directors
Dr. Liu James Juh
Ms. Hu Gin Ing

COMPANY SECRETARY

Mr. Siu Kam Chau

LEGAL ADVISORS

Morrison & Foerster
Fairbairn Catley Low & Kong

AUDITORS

Deloitte Touche Tohmatsu

PRINCIPAL BANKERS

Citic Ka Wah Bank Limited
Hang Seng Bank Limited
HSH Nordbank
ING Bank N.V.
The Development Bank of Singapore Limited
The Hongkong and Shanghai Banking Corporation Limited

REGISTERED OFFICE

Century Yard
Cricket Square, Hutchins Drive
P.O. Box 2681 GT
George Town, Grand Cayman
Cayman Islands, British West Indies

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

Unit 1299, 12th Floor
HITEC
1 Trademart Drive
Kowloon Bay, Kowloon
Hong Kong

HONG KONG BRANCH SHARE REGISTRARS AND TRANSFER OFFICE

Standard Registrars Limited
Ground Floor, BEA Harbour View Centre
56 Gloucester Road, Wan Chai
Hong Kong

AMERICAN DEPOSITARY RECEIPTS

(Depositary and Registrar)
Bank of New York
101 Barclay Street
New York, New York
U.S.A.

WEB SITE

www.artelholdings.com

STOCK CODE

931



CHAIRMAN'S STATEMENT

On behalf of the Board of Directors of Artel Solutions Group Holdings Limited (the "Company"), I am pleased to present the annual report of the Company and its subsidiaries (the "Group") for the year ended 31 December 2003.

BUSINESS REVIEW

The Group's turnover for 2003 was HK$2,203 million, representing an increase of 4%, as compared with HK$2,122 million for the same period last year. The slight increase was mainly attributable to the impact resulted from the occurrence of the SARS epidemic during the year. The net profit for the year decreased from HK$66 million to HK$50 million as the rebate from Intel remained low.

Distribution of Intel Products

The year of 2003 was a challenging year for the computer component distribution business due to the outbreak of SARS and the low Intel rebate. After the spread of SARS was under control, fierce competition among distributors caused the drop in selling prices. As a result of the decrease in Intel rebate and selling prices, the Group's gross profit margin dropped from 5.7% to 4.2%.

For the past few years, sales of Intel products contributed more than 95% of total turnover and recorded robust growth annually. In order to reduce the reliance on Intel product lines and in light of the growing digital home market, the Group has strategically planned to diversify to the distribution of thin film transistor liquid crystal display ("LCD") products that command higher profit margins.

During the year under review, distribution of Intel products was still the Group's core business, contributing around 90% of total turnover. The Group believes that profit margins of Intel products bottomed in 2003 and will be improved in 2004 with Intel's new sales rebate policy for distributors globally.

Distribution of LCD Monitors

The cooperation with Chi Mei Corporation ("Chi Mei") is another milestone since the establishment of the Group. After entering into agreement with Chi Mei, the distribution business is divided into two major areas: Intel products and Chi Mei's LCD products.

The Group has commenced to distribute Chi Mei's LCD monitors in China since March last year. This strategic move could further utilize the existing personal computer ("PC") component distribution channels including Genuine Intel Dealers, system integrators and PC original equipment manufacturers ("OEMs").

Despite the outbreak of SARS epidemic in the second quarter, the LCD monitor revenue was still growing rapidly in 2003, thanks to the replacement cycle of PCs, rising bundling rate and price cut of LCD monitors.



CHAIRMAN'S STATEMENT

PROSPECTS

Looking forward, distribution of Intel products will remain the major source of profit contribution for the Group, particularly Intel boxed central processing units ("CPUs"). Given the stable growth of PC demand in the Mainland and Intel's role as a major player in the CPU market, the Group continues to be optimistic about the demand for Intel CPU.

Sunrise Industry

The year of 2003 was a fruitful year for the LCD products market, driven by strong demand for LCD monitors. With robust PC-driven demand, the sales of LCD monitors are expected to surge continuously in 2004. Global sales of LCD monitors will rise 48% to 71 million units in 2004, surpassing cathode-ray tube ("CRT") monitors for the first time.

In China, the shipments of LCD monitors rose 99.3% to 2.2 million units last year. In the next 5 years, the compound annual growth rate is expected to record 41.5%.

The replacement of CRT monitors should continue to be the growth driver boosting the Group's revenue and profit in the next few years, given the low penetration rate in the Mainland and continue price cut on LCD monitors.

There is no doubt that LCD TV is the fastest growing segment of LCD products market and more LCD TVs will be produced at the new fifth-generation and next-generation lines. The penetration rate of LCD TV will be determined by the adoption speed of digital broadcasting, the availability of digital TV programmes and the affordability of consumers.

Mainland shipments of LCD TVs are expected to reach 752,000 units by 2007 from 87,000 in 2003, representing a 71% compound annual growth rate according to iSuppli/Standford Resources. Nevertheless, CRT TV would continue to dominate the price-sensitive Mainland market in the coming years. While the Mainland LCD TV market has not yet been kicked off, PC makers, TV makers and other consumer electronics makers are positioning themselves for the explosive growth of demand in the Chinese flat-panel market.

China, a global production base for TVs, is forecasted to manufacture a total of 58 million sets in 2004, up 7.4% from 2003. Traditional CRT TVs now account for nearly all of China's production, of which around 40% of total production is for export. In view of the enormous potential in LCD TV market, the large scale domestic makers are investing heavily in flat-panel technology, especially LCD, in order to capitalize on the projected growth in global demand. However, domestic companies still lack the technology know-how on LCD TV panel and rely



CHAIRMAN'S STATEMENT

on foreign makers to supply panels for assembling LCD TVs. Amongst panel suppliers, South Korea and Taiwanese makers supply most of the world's LCD panels. Chinese companies use the panels in making flat-panel televisions and computer monitors, taking advantage of low-labour costs in the Mainland.

Currently, China has more than 100 million cable TV subscribers and 300 million TV sets. The digital broadcasting of the 2008 Beijing Olympic TV programs will speed up the replacement of CRT TV with flat-panel TV. Besides, price is another determining factor. Meanwhile, the price of LCD TVs are expected to have negative compound annual growth rate of 15%-24% because of lowering LCD panel production costs and intensifying competition.

In view of the potential robust demand for LCD TV and LCD panel in China, the Group successfully obtained the distribution right of LCD TVs and LCD panels in the Mainland and Hong Kong from Chi Mei in the fourth quarter of 2003 and the first quarter of 2004, respectively. It brings synergies for future business development. The Group not only further expands LCD product distribution business in LCD TV products but also diversifies into another surging market – consumer electronics OEM channel.

As our vendor, Chi Mei is one of the major panel suppliers in the world and OEM for many famous LCD TV makers in Japan and South Korea. The limited suppliers in the LCD panel industry as well as our vendor's strength in leading edge technologies and highly vertical integrated production could lead the Group to leverage demand from Mainland LCD TV assemblers

Being the distributor of Intel CPUs and Chi Mei's LCD products, the Group would benefit from the new era of digitalization.

Dividend

The Board do not recommend the payment of a final dividend for the year ended 31 December 2003.

ACKNOWLEDGEMENT

On behalf of the Board, I would like to take this opportunity to extend my gratitude to all my fellow directors and staff for their valuable commitment and hard work. I would like also to express my sincere thanks to our business partners for their supports in the past years.

Yu Pen Hung
Chairman

Hong Kong, 26 April 2004

MANAGEMENT DISCUSSION AND ANALYSIS

Operations Review

Working against the challenging year of 2003 with the outbreak of SARS epidemic, the Group managed to achieve a profit after taxation of approximately HK$50 million for year 2003, representing a decrease of 24% from HK$66 million of last year.

During the year under review, the Group's turnover was HK$2,203 million (2002: HK$2,122 million) representing a slight increase of 4% over last year. Turnover from the PRC market in 2003 was about 46% (2002: 29%) of total turnover. The increase was mainly due to the Group continues to expand its distribution and logistic networks in the PRC.

Gross profit was HK$93 million for year 2003 (2002: HK$ 120 million) representing a decrease of 23% over last year as the low rebate from Intel.

Finance costs for 2003 increased to HK$15 million from HK$10 million of year 2002 mainly due to the increase in bank loan interests. However, operating costs for 2003 reduced to HK$38 million from HK$39 million of year 2002.

Liquidity and Financial Resources

The Group had total cash and bank balances (including pledged bank deposits) of approximately HK$148 million as at 31 December 2003 (2002: HK$242million). Balance of short-term bank borrowings and overdrafts was approximately HK$324 million as at 31 December 2003 (2002:HK$425million). The short-term bank borrowings were applied to finance the purchase of inventory of the Group. The gearing ratio of the Group as at 31 December 2003 calculated as a ratio of total bank loans to total assets was 35% (2002:36%). Net assets were approximately HK$426 million as at 31 December 2003 (2002:HK$385 million).

The Group recorded total current asset value of approximately HK$923 million as at 31 December 2003 (2002: HK$1,185 million) and total current liability value of approximately HK$500 million (2002:HK$803 million). The current ratio of the Group, calculated by dividing the total current asset value by the total current liability value, improved to 1.9 as at 31 December 2003 (2002:1.5).

The Group had inventory of approximately HK$332 million as at 31 December 2003 (2002:HK$632 million) representing a decrease of 48% from last year.

The Group recorded an increase in shareholders' funds from approximately HK$385 million as at 31 December 2002 to approximately HK$426 million as at 31 December 2003.

Treasury Policies

The Group generally finances its operations with internally generated resources and banking facilities provided by banks in Hong Kong. The banking facilities are mainly trust receipt loans and invoice finance of tenor up to 120 days from the invoice date. The bank interest rates are mainly fixed by reference to either the Hong Kong Prime rate or the Hong Kong Interbank Borrowing rate for Hong Kong dollar loans and by reference to Singapore or London Interbank Borrowing rate for United States dollar loans.



MANAGEMENT DISCUSSION AND ANALYSIS

Bank deposits of the Group are either in Hong Kong dollars or United States dollars.

Transactions of the Group are mainly denominated either in Hong Kong or United States dollars. The risk of exposure to fluctuations in exchange rates is therefore low. The Group did not do any hedging for the foreign currency transactions during the year.

Use of Net Proceeds from Initial Public Offering

The proceeds from the initial public offering after netting off related expenses, were approximately HK$179 million. As at 31 December 2003, approximately HK$110 million of the net proceeds had been applied by the Group as general working capital. Approximately another HK$3 million were applied to the development and expansion of the Group's distribution and logistics network in the PRC. The remaining net proceeds were placed as fixed deposits with well-known banks in Hong Kong.

Charges on Assets

In accordance with the terms of the distribution agreements entered into between the Group and a major supplier, the Group has granted the major supplier a security interest in the inventories supplied and in any proceeds (including accounts receivable) as security for any outstanding amount due by the Group. In addition, certain bank deposits of the Group were pledged to its bankers to secure certain banking facilities granted to the Group.

Investments

The Group did not hold any significant investments nor had any major capital expenditure during the year.

Contingent Liabilities

As at 31 December 2003, the Group did not have any significant contingent liabilities.

Employees

As at 31 December 2003, the Group had 80 full time employees.

The Group remunerated its employees mainly based on the industry practice, individual's performance and experience. Apart from the basic remuneration, discretionary bonus and share option may be granted to eligible employees by reference to the Group's performance as well as individual's performance. Other benefits include medical and retirement schemes.

Audit Committee

The Company established an audit committee (the "Committee") on 29 August 2002. The Group's financial statements for the year ended 31 December 2003 have been reviewed by the Committee. The principal activities of the Committee include the review and supervision of the Group's financial reporting process and internal controls.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. Yu Pen Hung, aged 41, is the founder of the Group and the chairman and chief executive officer of the Company. Before founding the Group in 1995, Mr. Yu was engaged in the distribution of computer components in Taiwan. Mr. Yu has been engaged in the distribution business of computer components for around 14 years in Taiwan, PRC and Hong Kong. Mr. Yu is responsible for the overall management and strategic planning of the Group.

Mr. Yu Chi Ming, Frederick, aged 47, is the chief operating officer of the Group who is mainly responsible for supervising e-enabling solutions integration projects, establishing strategic alliances, operation and investors relationship for the Group. Mr. Yu holds a bachelor degree in business administration from the Chinese University of Hong Kong and has over 13 years of corporate banking experience and held senior positions in various international banks in Hong Kong. After leaving the banking field, Mr. Yu had served as the general manager of a system integration company and a major distributor of international branded networking products in the PRC for 4 years. Mr. Yu joined the Group in August 2000.

Mr. Yen Chung Chuan, aged 47, is an executive director of the Group. Mr. Yen is responsible for the corporate development and administration of the Group. Mr. Yen holds a bachelor degree in accounting from the Tung Hai University of Taiwan. Mr. Yen has over 18 years of experience in a number of technology and manufacturing companies in Taiwan. Mr. Yen joined the Group in February 2003.

NON-EXECUTIVE DIRECTORS

Dr. Liu James Juh, aged 55, is the chairman and chief executive officer of Base Technology Group Inc. Dr. Liu is one of the international board members of international association of science park headquarter in Malaga, Spain, one of the listing committee members of the Growth Enterprise Market of the Stock Exchange, one of the vetting committee members (general support fund) of Innovation and Technology Fund in Hong Kong, the Chairman of Research Grants Council Cooperation Research Centres Sub-Committee in Hong Kong. Dr. Liu is also the visiting scholar of Cambridge University, the United Kingdom. Dir. Liu holds a doctor of philosophy degree from Syracuse University of the United States of America ("U.S.A."). Dr. Liu was appointed as an independent non-executive director on 1 June 2001.

Ms. Hu Gin Ing, aged 45, is the chief executive officer of etKING Media Technology Ltd. and a director of Taiwan Business Association (HK) Ltd. Ms. Hu holds a bachelor degree from National Taiwan University, majoring in foreign language, a master degree in sciences from Barry University, U.S.A. and a master degree in business administration from Florida International University, U.S.A. Ms. Hu is a fellow member of the American Institute of Certified Public Accountants in the State of Maryland, U.S.A. and an associate member of the Hong Kong Society of Accountants. Ms. Hu is also a certified accountant in U.S.A. and has over nine years of experience in accounting and finance. Ms. Hu was appointed as an independent non-executive director on 1 June 2001.



BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

SENIOR MANAGEMENT

Ms. Chen Lee Shu, aged 45, is the general manager of the Group. Ms. Chen is responsible for the sales and marketing activities of the Group in Hong Kong. Ms. Chen graduated from Ocean University, Taiwan. Prior to joining the Group in May 1998, she has over 12 years of experience in sales and marketing of electronic products.

Mr. Siu Kam Chau, aged 39, is the chief financial officer and company secretary of the Group. He is responsible for the overall supervision on the accounting, finance and company secretarial functions of the Group. He holds a bachelor degree in accountancy from the City University of Hong Kong. He is a fellow of the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants. He is also a certified public accountant. Before joining the Group, he worked as an executive director in three companies which shares are listed on the main board or GEM board of the Stock Exchange of Hong Kong Limited. Mr. Siu joined the Group in May 2003.

Ms Wu Li Fen, aged 32, is the director of the product marketing division of the Group and is responsible for product and channel marketing in the PRC. Ms Wu holds a bachelor degree of foreign language majoring in Germany from Fu Jen Catholic University, Taiwan. Prior to joining the Group in 1998, Ms. Wu had three years of experience in planning and managing distribution channel.

REPORT OF THE DIRECTORS

The directors present their annual report and the audited financial statements of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") for the year ended 31 December 2003.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. The principal activities of its subsidiaries are set out in note 27 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2003 are set out in the consolidated income statement on page 19 of the annual report.

The directors do not recommend the payment of a dividend and propose that the profit for the year be retained.

RESERVES

Details of movements in the reserves of the Group and of the Company during the year are set out in note 22 to the financial statements.

PLANT AND EQUIPMENT

Details of movements in the plant and equipment of the Group during the year are set out in note 14 to the financial statements.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.



REPORT OF THE DIRECTORS

SHARE OPTION SCHEME

Details of share option scheme of the Company are set out in note 21 to the financial statements.

As at the date of this report, the total number of securities available for issue under the existing share option scheme is 90,905,000 shares, representing 5.7% of the issued share capital of the Company.

The fair value of the options granted in the current year totalled approximately HK$17,070,852. The following significant assumptions were used to derive the fair values using the Black-Scholes option pricing model:

1. an expected volatility of 84.35%;

2. annual dividend rate of 2.5%; and

3. the Hong Kong Exchange Fund Notes rate for the option is 4.434% and is based on the estimated expected life of 10 years.

No charge is recognised in the income statement in respect of the value of options granted in the year.

At 31 December 2003, the number of shares in respect of which options had been granted and remaining outstanding under the share option scheme was 69,095,000, representing 4.3% of the shares of the Company in issue at that date.

A summary of the movements during the year in the Company's share options is as follows:

	Outstanding at 1 January 2003	Granted during the year	Exercised during the year	Outstanding at 31 December 2003
Employees	–	45,370,000	–	45,370,000
Principal buyer	–	12,980,000	–	12,980,000
Suppliers of services	–	10,745,000	–	10,745,000
Total	–	69,095,000	–	69,095,000



SHARE OPTION SCHEME (continued)

Details of options granted are as follows:

Date of grant	Exercise period	Closing price immediately before the date of grant	Exercise price per share
		HK$	HK$
9 October 2003	10 October 2003 – 28 August 2011	0.38	0.381

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share price. Because changes in subjective input assumptions can materially affect the fair value estimate, in the directors' opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the share options.



REPORT OF THE DIRECTORS

DIRECTORS AND DIRECTORS' SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

Executive Directors

Yu Pen Hung	
Yu Chi Ming, Frederick	
Yen Chung Chuan	(appointed on 5 February 2004)
Chen Lee Shu	(resigned on 5 February 2004)

Independent Non-Executive Directors

Liu James Juh
Hu Gin Ing

In accordance with the provisions of the Company's Articles of Association, Mr. Yu Chi Ming, Frederick and Mr. Yen Chung Chuan will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Each of the executive directors, except for Mr. Yen Chung Chuan, has entered into a service agreement with the Company under which they are to act as executive directors for an initial term of two years commencing from 1 September 2001 and shall continue thereafter until terminated by either party giving to the other not less than three calendar months' notice in writing. All executive directors may also be entitled to a management bonus provided that the aggregate amount of the bonuses payable to all the executive directors for any financial year of the Company may not exceed 5% of the audited consolidated or combined net profit of the Group after taxation, minority interests and payment of such bonuses but excluding extraordinary items in respect of that financial year of the Group.

Save as disclosed above, none of the directors being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2003, the interests of the directors and chief executives and their associates in the shares, underlying shares and debentures of the Company and its associated corporations within the meaning of the Securities and Futures Ordinance (the "SFO") as recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

Long position

Ordinary shares of HK$0.01 each of the Company

Name of director	Capacity	Number of shares held	Percentage of the issued share capital of the Company
Mr. Yu Pen Hung	Interest of controlled corporation	1,200,000,000 *(note)*	75%

Note: These shares are held by E-Career Investments Limited, a company incorporated in the British Virgin Islands and wholly owned by Mr. Yu Pen Hung.

In addition to the above, a director held interests in the non-voting deferred shares of a wholly-owned subsidiary of the Company as at 31 December 2003 as follows:

Name of subsidiary	Name of director	Number of non-voting deferred shares held
Artel Industries Limited	Mr. Yu Pen Hung	6,400,000 shares of HK$1 each

Other than as disclosed above and certain nominee shares in subsidiaries held by the directors in trust for the Group, none of the directors or chief executives, or their associates, had any relevant interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations as at 31 December 2003.



ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

At no time during the year was the Company, its holding company or any of its subsidiaries a party to any arrangement to enable the Company's directors or chief executives or their respective spouses or children under the age of 18 or their associates to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contracts of significance to which the Company, its holding company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2003, the register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO shows that, in addition to those interests as disclosed above in respect of the directors, the following shareholders had notified the Company of relevant interests in 5% or more of the issued share capital of the Company:

Name	Number of shares held	Approximate percentage of holding
E-Career Investments Limited *(note)*	1,200,000,000	75%

Note: The entire issued share capital of E-Career Investments Limited is beneficially owned by Mr. Yu Pen Hung. Both E-Career Investments Limited and Mr. Yu Pen Hung are therefore deemed to have the duplicate interests in the 1,200,000,000 shares of the Company.

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the issued share capital of the Company as at 31 December 2003.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the five largest customers of the Group accounted for about 50% of the total turnover of the Group and the largest customer accounted for about 26% of the total turnover.

The five largest suppliers of the Group in aggregate accounted for about 100% of its purchases for the year. Purchases from the largest supplier accounted for about 84% of its purchases.

None of the directors, their respective associates, or any shareholders (which to the knowledge of the directors own more than 5% of the Company's share capital) has any interest in any of the five largest customers and the five largest suppliers of the Group for the financial year ended 31 December 2003.

All transactions between the Group and its customers were carried out on normal commercial terms.

PRE-EMPTIVE RIGHTS

There are no provision for pre-emptive rights under the Company's Articles of Association, or the laws of the Cayman Islands, which would oblige the Company to offer new shares on pro-rata basis to existing shareholders.

RETIREMENT BENEFIT SCHEMES

Details of the retirement benefit schemes maintained by the Group are set out in note 26 to the financial statements.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

None of the directors of the Company is interested in any business apart from the Group's business, which competes or is likely to compete either directly or indirectly with business of the Group.

CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31 December 2003 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

AUDITORS

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board
Yu Pen Hung
Chairman

Hong Kong, 26 April 2004



REPORT OF THE AUDITORS

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE MEMBERS OF ARTEL SOLUTIONS GROUP HOLDINGS LIMITED

(incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 19 to 51 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

REPORT OF THE AUDITORS

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 26 April 2004



CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2003

	NOTES	**2003** **HK$'000**	2002 HK$'000
Turnover	4	**2,202,933**	2,122,190
Cost of sales	6	**(2,110,412)**	(2,002,008)
Gross profit		**92,521**	120,182
Other operating income	7	**13,137**	4,963
Distribution costs		**(8,690)**	(8,363)
Administrative expenses		**(29,199)**	(30,508)
Profit from operations	8	**67,769**	86,274
Finance costs	10	**(14,940)**	(10,403)
Profit before taxation		**52,829**	75,871
Taxation	11	**(2,549)**	(9,868)
Net profit for the year		**50,280**	66,003
Dividends	12	**–**	20,800
Earnings per share (HK cents)	13		
– Basic		**3.1**	4.1
– Diluted		**3.1**	N/A



CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER 2003

	NOTES	**2003** **HK$'000**	2002 HK$'000
Non-current asset			
Plant and equipment	14	**2,672**	2,718
Current assets			
Inventories	16	**331,924**	632,178
Trade receivables, prepayments and deposits	17	**435,221**	305,721
Taxation recoverable		**8,408**	4,955
Pledged bank deposits	23	**65,999**	120,060
Bank balances and cash		**81,561**	122,036
		923,113	1,184,950
Current liabilities			
Trade payables, sales deposits and accrued charges	18	**175,484**	377,655
Bank overdrafts and short-term bank borrowings	19	**324,470**	424,862
		499,954	802,517
Net current assets		**423,159**	382,433
Total net assets		**425,831**	385,151
Capital and reserves			
Share capital	20	**16,000**	16,000
Reserves	22	**409,831**	369,151
Shareholders' funds		**425,831**	385,151

Mr. Yu Pen Hung
DIRECTOR

Mr. Yu Chi Ming, Frederick
DIRECTOR



BALANCE SHEET

AT 31 DECEMBER 2003

	NOTES	2003 HK$'000	2002 HK$'000
Non-current asset			
Investment in a subsidiary	15	**112,569**	112,569
Current assets			
Other receivables		**23**	3
Amounts due from subsidiaries		**138,000**	138,017
Bank balances		**208**	205
		138,231	138,225
Current liability			
Taxation payable		**-**	1
Net current assets		**138,231**	138,224
Total net assets		**250,800**	250,793
Capital and reserves			
Share capital	20	**16,000**	16,000
Reserves	22	**234,800**	234,793
Shareholders' funds		**250,800**	250,793

Mr. Yu Pen Hung
DIRECTOR

Mr. Yu Chi Ming, Frederick
DIRECTOR



CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2003

	Share capital HK$'000	Share premium HK$'000	Special reserve HK$'000	Accumulated profits HK$'000	Total HK$'000
At 1 January 2002	16,000	165,557	9,370	171,421	362,348
2001 final dividend paid	–	(32,000)	–	–	(32,000)
2002 interim dividend paid	–	(11,200)	–	–	(11,200)
Net profit for the year	–	–	–	66,003	66,003
At 31 December 2002 and 1 January 2003	16,000	122,357	9,370	237,424	385,151
2002 final dividend paid	–	–	–	(9,600)	(9,600)
Net profit for the year	–	–	–	50,280	50,280
At 31 December 2003	**16,000**	**122,357**	**9,370**	**278,104**	**425,831**



CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2003

	2003	2002
	HK$'000	HK$'000
OPERATING ACTIVITIES		
Profit before taxation	**52,829**	75,871
Adjustments for:		
Interest expenses	**11,777**	7,237
Interest income	**(1,283)**	(2,600)
Depreciation	**935**	770
Gain on disposal of plant and equipment	**(13)**	(3)
Operating cash flows before movements in working capital	**64,245**	81,275
Decrease (increase) in inventories	**300,254**	(379,594)
Increase in trade receivables, prepayments and deposits	**(129,500)**	(96,730)
(Decrease) increase in trade payables, sales deposits and accrued charges	**(202,171)**	213,521
Cash generated from (used in) operations	**32,828**	(181,528)
Hong Kong Profits Tax paid	**(6,002)**	(28,688)
Interest paid	**(11,777)**	(7,237)
NET CASH GENERATED FROM (USED IN) OPERATING ACTIVITIES	**15,049**	(217,453)
INVESTING ACTIVITIES		
Proceeds on disposal of plant and equipment	**71**	31
Purchase of plant and equipment	**(947)**	(1,161)
Interest received	**1,283**	2,600
Release of (increase in) bank deposits pledged	**54,061**	(60,257)
NET CASH GENERATED FROM (USED IN) INVESTING ACTIVITIES	**54,468**	(58,787)
FINANCING ACTIVITIES		
Dividends paid	**(9,600)**	(43,200)
Net (decrease) increase in bank borrowings	**(100,160)**	333,838
NET CASH (USED IN) GENERATED FROM FINANCING ACTIVITIES	**(109,760)**	290,638
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(40,243)**	14,398
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**121,804**	107,406
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	**81,561**	121,804
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Bank balances and cash	**81,561**	122,036
Bank overdrafts	**–**	(232)
	81,561	121,804

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

1. GENERAL

The Company was incorporated in the Cayman Islands on 5 December 2000 as an exempted company with limited liability under the Companies Law (2001 Second Revision) Chapter 22 of the Cayman Islands.

The shares of the Company have been listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 24 October 2001.

The Company is an investment holding company and the principal activities of the Group are the trading of computer components and the provision of e-enabling solutions and technical services.

2. ADOPTION OF HONG KONG FINANCIAL REPORTING STANDARD

In the current year, the Group has adopted, for the first time, the following Hong Kong Financial Reporting Standard ("HKFRS") issued by the Hong Kong Society of Accountants ("HKSA"), the term of HKFRS is inclusive of Statements of Standard Accounting Practice ("SSAP"s) and Interpretations approved by the HKSA:

SSAP 12 (Revised)	Income Taxes

Income Taxes

The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. The adoption of this standard has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.



NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Agency fee income is recognised when the service is provided.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the Company. All other leases are classified as operating leases.

Rentals payable under operating leases are charged to income statement on a straight-line basis over the term of the relevant leases.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Depreciation is provided to write off the cost of items of plant and equipment over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method, at the rate of 20% per annum.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Foreign currencies

Transactions in currencies other than Hong Kong Dollars are initially recorded at the rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve and are recognised as income or as expense in the year in which the operation is disposed of.



3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.



3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Retirement benefit costs

The retirement benefit costs charged to the income statement represent the contributions payable in respect of the current year to the Group's defined contribution retirement benefit schemes in Hong Kong and retirement plans in other jurisdictions for its employees.

4. TURNOVER

Turnover represents the amounts received and receivable for goods sold and services provided to outside customers, less trade discounts and returns, during the year.

The Group's turnover for the year analysed by principal activity are as follows:

	2003	2002
	HK$'000	HK$'000
Turnover by principal activity:		
Distribution of computer components and information technology products	**2,101,947**	2,043,011
Provision of integrated e-enabling solutions	**100,986**	79,179
	2,202,933	2,122,190

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is currently organised into two operating divisions as follows:

- Distribution of computer components and information technology products
- Provision of integrated e-enabling solutions

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Segment information about these businesses is set out as follows:

For the year ended 31 December 2003

	Distribution of computer components and information technology products HK$'000	**Provision of integrated e-enabling solutions** HK$'000	**Consolidated** HK$'000
TURNOVER			
External sales	2,101,947	100,986	2,202,933
RESULT			
Segment result	43,575	14,321	57,896
Other operating income			13,137
Unallocated corporate expenses			(3,264)
Profit from operations			67,769
Finance costs			(14,940)
Profit before taxation			52,829
Taxation			(2,549)
Profit attributable to shareholders			50,280
At 31 December 2003			
Assets			
Segment assets	740,233	25,764	765,997
Unallocated corporate assets			151,380
Consolidated total assets			917,377
Liabilities			
Segment liabilities	165,671	4,514	170,185
Unallocated corporate liabilities			329,769
Consolidated total liabilities			499,954
OTHER INFORMATION			
Capital additions	947	–	947
Depreciation	926	9	935

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

For the year ended 31 December 2002

	Distribution of computer components and information technology products HK$'000	Provision of integrated e-enabling solutions HK$'000	Consolidated HK$'000
TURNOVER			
External sales	2,043,011	79,179	2,122,190
RESULT			
Segment result	71,572	12,150	83,722
Other operating income			4,963
Unallocated corporate expenses			(2,411)
Profit from operations			86,274
Finance costs			(10,403)
Profit before taxation			75,871
Taxation			(9,868)
Profit attributable to shareholders			66,003
At 31 December 2002			
Assets			
Segment assets	868,005	64,710	932,715
Unallocated corporate assets			249,998
Consolidated total assets			1,182,713
Liabilities			
Segment liabilities	341,688	29,438	371,126
Unallocated corporate liabilities			431,391
Consolidated total liabilities			802,517
OTHER INFORMATION			
Capital additions	1,153	8	1,161
Depreciation	761	9	770

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Geographical segments

The Group's operations are substantially located in Hong Kong and the People's Republic of China (the "PRC") throughout the year. An analysis of the Group's sales by geographical market is set out as follows:

	2003	2002
	HK$'000	HK$'000
Turnover by geographical market		
PRC	**1,020,999**	610,040
Hong Kong	**1,181,934**	1,512,150
	2,202,933	2,122,190
Contribution to gross profit by geographical market		
PRC	**52,374**	46,746
Hong Kong	**40,147**	73,436
	92,521	120,182
Carrying amount of segment assets analysed by location of assets		
PRC	**485,740**	387,424
Hong Kong	**431,637**	795,289
	917,377	1,182,713
Additions to plant and equipment analysed by location of assets		
PRC	**–**	41
Hong Kong	**947**	1,120
	947	1,161



6. COST OF SALES

	2003	2002
	HK$'000	HK$'000
Cost of sales comprises		
Cost of goods sold	**2,196,802**	2,067,705
Rebates	**(86,390)**	(65,697)
	2,110,412	2,002,008

7. OTHER OPERATING INCOME

	2003	2002
	HK$'000	HK$'000
Agency fee income	**9,800**	–
Gain on disposal of plant and equipment	**13**	3
Interest on bank deposits	**1,283**	2,600
Sundry income	**2,041**	2,360
	13,137	4,963



NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

8. PROFIT FROM OPERATIONS

Profit from operations has been arrived at after charging:

	2003	2002
	HK$'000	HK$'000
Auditors' remuneration	**730**	730
Depreciation of plant and equipment	**935**	770
Operating lease rentals in respect of rented premises	**3,905**	3,039
Staff costs		
Directors' remuneration		
– fees	**480**	480
– other emoluments	**6,125**	8,360
– retirement benefit scheme contributions	**35**	36
	6,640	8,876
Staff costs excluding directors' remuneration	**15,135**	14,702
Retirement benefit scheme contributions, excluding amounts included in directors' remuneration	**273**	193
	15,408	14,895
Total staff costs	**22,048**	23,771

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Directors' emoluments

	2003 HK$'000	2002 HK$'000
Fees		
Executive directors	–	–
Independent non-executive directors	480	480
	480	480
Other emoluments (executive directors)		
Salaries and other benefits *(note)*	6,125	4,944
Bonus	–	3,416
Retirement benefit scheme contributions	35	36
	6,160	8,396
Total emoluments	6,640	8,876

Note: The directors' salaries and other benefits include the operating lease rentals amounting to HK$800,000 (2002: HK$579,000) in respect of rented premises provided to a director. The amounts are also included in the operating lease rentals in respect of rented premises under note 8 above.



9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS (continued)

The emoluments of directors were within the following bands:

	Number of directors	
	2003	2002
Up to HK$1,000,000	**2**	3
HK$1,000,001 to HK$1,500,000	**1**	–
HK$1,500,001 to HK$2,000,000	**1**	–
HK$2,000,001 to HK$2,500,000	**–**	2
HK$2,500,001 to HK$3,000,000	**1**	–
HK$3,500,001 to HK$4,000,000	**–**	1
	5	6

Employees' emoluments

During the year, the five highest paid individuals included three (2002: three) directors, details of whose emoluments are set out above. The emoluments of the remaining two (2002: two) highest paid individuals are as follows:

	2003	2002
	HK$'000	HK$'000
Salaries and other benefits	**1,942**	1,426
Retirement benefit scheme contributions	**19**	15
	1,961	1,441

The emoluments of the remaining two (2002: two) highest paid individuals are within the following bands:

	Number of employees	
	2003	2002
Up to HK$1,000,000	**2**	2

10. FINANCE COSTS

	2003	2002
	HK$'000	HK$'000
Interest on bank overdrafts and short-term bank borrowings wholly repayable within five years	**11,777**	7,237
Bank charges	**3,163**	3,166
	14,940	10,403

11. TAXATION

	2003	2002
	HK$'000	HK$'000
Hong Kong Profits Tax		
Current year	**2,314**	11,540
Under(over)provision in previous years	**235**	(1,672)
Taxation attributable to the Company and its subsidiaries	**2,549**	9,868

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profit for the year.

No provision for taxation has been made in respect of the Company's subsidiaries operating in other jurisdictions as they did not have assessable profits for both years.



11. TAXATION (continued)

The charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	2003	2002
	HK$'000	HK$'000
Profit before tax	**52,829**	75,871
Tax at Hong Kong Profits Tax rate of 17.5% (2002: 16%)	**9,245**	12,139
Tax effect of non-deductible expenses	**88**	8
Tax effect of exempted offshore profits	**(7,450)**	–
Tax effect of non-taxable income	**(40)**	(148)
Tax effect of utilisation of tax losses not previously recognised	**–**	(10)
Tax effect of tax losses not recognised	**368**	310
Under (over) provision in previous years	**235**	(1,672)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**15**	7
Others	**88**	(766)
Tax charge for the year	**2,549**	9,868

At the balance sheet date, the Group had unused tax losses of approximately HK$4,546,000 (2002: HK$2,921,000) available for offset against future profits. No deferred tax asset has been recognised due to the unpredictability of future profit streams of relevant subsidiaries. The unrecognised tax losses may be carried forward indefinitely except the losses of HK$2,170,000 (2002: HK$1,554,000) which will expire as follows:

Year of expiry	**2003**	2002
	HK$'000	HK$'000
2005	**351**	351
2006	**496**	496
2007	**707**	707
2008	**616**	–
	2,170	1,554

At the balance sheet date, there were no other significant temporary differences.

12. DIVIDENDS

	2003	2002
	HK$'000	HK$'000
Interim dividend	–	11,200
Final dividend proposed	–	9,600
	–	20,800

Notes:

(a) No dividend for 2003 has been paid or declared by the Company during the year. The directors do not recommend the payment of a final dividend.

(b) In respect of the year ended 31 December 2002, an interim dividend at HK$0.007 per share was paid and a final dividend at HK$0.006 per share was proposed.

13. EARNINGS PER SHARE

The calculation of the basic earnings per share for the year is based on the net profit for the year of HK$50,280,000 (2002: HK$66,003,000) and on the 1,600,000,000 shares in issue.

The calculation of the diluted earnings per share is based on the net profit for the year of HK$50,280,000 and on the weighted average of 1,602,729,443 shares in issue and issuable on the assumption that the outstanding options are exercised on the date on which they are granted.



14. PLANT AND EQUIPMENT

	Furniture, fixtures and equipment HK$'000	**Motor vehicles** HK$'000	**Total** HK$'000
THE GROUP			
COST			
At 1 January 2003	2,715	1,734	4,449
Additions	317	630	947
Disposals	(85)	–	(85)
At 31 December 2003	**2,947**	**2,364**	**5,311**
DEPRECIATION			
At 1 January 2003	1,084	647	1,731
Provided for the year	510	425	935
Eliminated on disposals	(27)	–	(27)
At 31 December 2003	**1,567**	**1,072**	**2,639**
NET BOOK VALUES			
At 31 December 2003	**1,380**	**1,292**	**2,672**
At 31 December 2002	1,631	1,087	2,718

The Company did not have any plant and equipment during the year and at the balance sheet date.

15. INVESTMENT IN A SUBSIDIARY

	THE COMPANY 2003 & 2002 HK$'000
Unlisted shares	112,569

The carrying value of the unlisted shares is based on the fair values of the underlying net assets of the subsidiaries at the time they became members of the Group under the group reorganisation of the Group in August 2001.

Particulars of the Company's subsidiaries at 31 December 2003 are set out in note 27.

16. INVENTORIES

	THE GROUP	
	2003 **HK$'000**	2002 HK$'000
Finished goods	**331,924**	632,178

All inventories are carried at cost at the balance sheet date.



17. TRADE RECEIVABLES, PREPAYMENTS AND DEPOSITS

The credit terms of the Group range from 30 to 180 days. The aged analysis of trade receivables at the reporting date is as follows:

	2003 HK$'000	2002 HK$'000
Aged		
0 to 30 days	**119,229**	61,373
31 to 60 days	**55,403**	90,301
61 to 90 days	**69,436**	117,300
91 to 180 days	**177,608**	20,100
Total trade receivables	**421,676**	289,074
Prepayments, deposits and other receivables	**13,545**	16,647
	435,221	305,721

18. TRADE PAYABLES, SALES DEPOSITS AND ACCRUED CHARGES

The aged analysis of trade payables at the reporting date is as follows:

	2003 HK$'000	2002 HK$'000
Aged		
0 to 30 days	**164,441**	360,883
31 to 60 days	**–**	4,871
61 to 90 days	**–**	3,172
91 to 120 days	**–**	15
Total trade payables	**164,441**	368,941
Sales deposits	**5,744**	2,186
Accrued charges	**5,299**	6,528
	175,484	377,655



19. BANK OVERDRAFTS AND SHORT-TERM BANK BORROWINGS

	2003	2002
	HK$'000	HK$'000
Bank overdrafts, unsecured	–	232
Short-term bank borrowings		
– secured	**256,067**	424,630
– unsecured	**68,403**	–
	324,470	424,862

20. SHARE CAPITAL

	No. of shares	**HK$'000**
Shares of HK$0.01 each		
Authorised		
At 1 January 2002, 31 December 2002 and 31 December 2003	10,000,000,000	100,000
Issued and fully paid		
At 1 January 2002, 31 December 2002 and 31 December 2003	1,600,000,000	16,000

There were no changes in the Company's authorised, issued and fully paid share capital during the two years ended 31 December 2003.



21. SHARE OPTION SCHEME

The Company's share option scheme (the "Option Scheme") was adopted pursuant to a resolution passed on 29 August 2001 for the purpose of recognition of the contribution from directors and eligible employees of the Group, and will expire in August 2011. Under the Option Scheme, the board of directors of the Company may grant options to eligible employees, including directors of the Company and its subsidiaries, to subscribe for shares in the Company.

Subject to the condition that the total number of shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the Option Scheme and any other schemes of the Company must not exceed 30% of the shares of the Company in issue from time to time, the total number of shares in respect of which options may be granted under the Option Scheme, when aggregated with any shares subject to any other schemes is not permitted to exceed 10% of the issued share capital of the Company immediately upon the listing of the shares on the Stock Exchange, without prior approval from the Company's shareholders. The number of shares in respect of which options may be granted to any individual in aggregate in any 12-month period is not permitted to exceed 1% of the shares of the Company in issue, without prior approval from the Company's shareholders.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per option. Options may be exercised at any time from the expiry of 6 months from the date of acceptance of the share option to such date as determined by the board of directors but in any event not exceeding 10 years. The exercise price is determined by the directors of the Company and will not be less than the higher of the average closing price of the shares for the five business days immediately preceding the date of grant or the closing price of the shares on the date of grant.

As the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") relating to the share option schemes were amended on 1 September 2001, share option can be granted under the Option Scheme provided that the existing Listing Rules on share option schemes are complied with.

21. SHARE OPTION SCHEME (continued)

On 30 May 2003, the shareholders of the Company resolved to make certain amendments to the Option Scheme. Under the amendments, the board of the directors of the Company may grant options to eligible participants in recognition of their contribution to the Group. Eligible participants are defined as any full-time or part-time employees of the Group (including any executive, non-executive and independent non-executive directors of the Company or any of its subsidiaries) and any suppliers, consultants and distributors of the Group who, in the sole discretion of the board of the directors of the Company, have contributed or may contribute to the Group. The options granted may be exercised at any time from the business day immediately after the date of acceptance to such date to be determined by the board of directors of the Company but in any event shall not exceed the period of 10 years.

The following table discloses details of the Company's share options held by employees and movements during the year:

For the year ended 31 December 2003

	Outstanding at 1 January 2003	Granted during the year	Exercised during the year	Outstanding at 31 December 2003
Employees	–	45,370,000	–	45,370,000

There were no options granted or exercised during the year ended 31 December 2002.

Total consideration received during the year from employees for taking up the options granted amounted to HK$28.

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recognised in the income statement in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which lapse or are cancelled prior to their exercise dates are deleted from the register of outstanding options.



22. RESERVES

	Share premium HK$'000	Special reserve HK$'000	Accumulated profits HK$'000	Total HK$'000
THE GROUP				
At 1 January 2002	165,557	9,370	171,421	346,348
2001 final dividend paid	(32,000)	–	–	(32,000)
2002 interim dividend paid	(11,200)	–	–	(11,200)
Net profit for the year	–	–	66,003	66,003
At 31 December 2002 and 1 January 2003	122,357	9,370	237,424	369,151
2002 final dividend paid	–	–	(9,600)	(9,600)
Net profit for the year	–	–	50,280	50,280
At 31 December 2003	**122,357**	**9,370**	**278,104**	**409,831**

	Share premium HK$'000	Contributed surplus HK$'000	Accumulated profits HK$'000	Total HK$'000
THE COMPANY				
At 1 January 2002	165,557	112,369	60	277,986
2001 final dividend paid	(32,000)	–	–	(32,000)
2002 interim dividend paid	(11,200)	–	–	(11,200)
Net profit for the year	–	–	7	7
At 31 December 2002 and 1 January 2003	122,357	112,369	67	234,793
2002 final dividend paid	–	–	(9,600)	(9,600)
Net profit for the year	–	–	9,607	9,607
At 31 December 2003	**122,357**	**112,369**	**74**	**234,800**

22. RESERVES (continued)

The contributed surplus of the Company represents the difference between the carrying amounts of the underlying net assets of the subsidiaries at the date on which they were acquired by the Company and the nominal amount of the Company's shares issued under the group reorganisation of the Group in August 2001.

The special reserve of the Group represents the difference between the nominal value of the shares of the acquired subsidiaries and the nominal value of the Company's shares issued for the acquisition under the group reorganisation.

The Company's reserves available for distribution to shareholders as at 31 December 2003 represent the aggregate of share premium, contributed surplus, accumulated profits of HK$234,800,000 (2002: HK$234,793,000).

23. PLEDGE OF ASSETS

In accordance with the terms of the distribution agreement entered into between the Group and a major supplier, the Group has granted the major supplier a security interest in the inventories supplied and in any proceeds (including accounts receivable) as security for any outstanding amount due by the Group. The aggregate amount of relevant assets pledged at the respective balance sheet dates is as follows:

	2003	2002
	HK$'000	HK$'000
Assets pledged	**118,877**	357,264

In addition, the Group's bank deposits at the balance sheet date pledged to bankers to secure certain banking facilities were as follows:

	2003	2002
	HK$'000	HK$'000
Bank deposits pledged	**65,999**	120,060



NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

24. CONTINGENT LIABILITIES

The Group had no contingent liabilities at the balance sheet date.

The Company had executed guarantees for unlimited amounts in favour of its bankers in respect of banking facilities granted to its subsidiaries. The total amounts utilised by the subsidiaries as at 31 December 2003 were approximately HK$324,470,000 (2002: HK$424,630,000).

25. OPERATING LEASE COMMITMENTS

At the balance sheet date, the Group had commitments for future minimum lease payments in respect of land and buildings under non-cancellable operating leases which fall due as follows:

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Within one year	**1,010**	2,250
In the second to fifth year inclusive	**560**	361
	1,570	2,611

Operating lease payments represent rentals payable by the Group for certain of its office premises and employees' quarters. Leases are negotiated for an average of 2 years.

The Company had no operating lease commitment at the balance sheet date.

26. RETIREMENT BENEFIT SCHEMES

The Group operates a defined contribution Mandatory Provident Fund Scheme under the Mandatory Provident Fund Scheme Ordinance for all qualifying employees in Hong Kong since December 2000. The assets of the scheme are held separately from those of the Group in funds under the control of trustees.

The employees of the Group's subsidiaries in other jurisdictions are members of state-managed retirement benefit schemes operated by the government of the jurisdictions. The subsidiaries are required to contribute a specified percentage of their payroll costs to the retirement benefit schemes. The only obligation of the Group with respect to the retirement benefit schemes is to make the specified contributions.

The total cost charged to the income statement of HK$308,000 (2002: HK$229,000) represents contributions payable to the schemes by the Group at rates specified in the rules of the schemes. As at 31 December 2003, contributions of HK$26,000 (2002: HK$22,000) due in respect of the current reporting year had not been paid to the schemes.

27. PARTICULARS OF SUBSIDIARIES

Particulars of the Company's subsidiaries, all of which are wholly owned at 31 December 2003 are as follows:

Name of subsidiary	Place of incorporation and operation	Issued and fully paid share capital/ registered capital	Attributable equity interest held by the Company		Principal activities
			Directly	Indirectly	
Advance Great Limited	Hong Kong	HK$10,000	–	100%	Trading of computer components
Ariel International Technology Co., Limited	Hong Kong	HK$10	–	100%	Trading of networking products
亞邦電腦國際貿易(上海)有限公司**	PRC	US$200,000	–	100%	Trading of computer components and networking products and provision of technical support and after-sales services
Artel Computer Solutions Limited	British Virgin Islands	US$200,000	–	100%	Investment holding
Artel e-Solutions Limited	British Virgin Islands	US$110	–	100%	Investment holding
Artel International Holdings Limited	British Virgin Islands	US$5	100%	–	Investment holding
Artel Industries Limited	Hong Kong	Ordinary – HK$2 Deferred – HK$8,000,000*	–	100%	Trading of computer components and networking products and provision of integrated e-enabling solutions

27. PARTICULARS OF SUBSIDIARIES (continued)

Name of subsidiary	Place of incorporation and operation	Issued and fully paid share capital/ registered capital	Attributable equity interest held by the Company Directly	Attributable equity interest held by the Company Indirectly	Principal activities
Artel International Investments Limited	British Virgin Islands	US$1	–	100%	Inactive
Artel Macao Commercial Offshore Limited	Macau	MOP1,000,000	–	100%	Trading of computer components and networking products and provision of integrated e-enabling solutions
ASEP Solutions Limited	Hong Kong	HK$2	–	100%	Provision of e-enabling solutions and technical services
Best Hero Limited	Hong Kong	HK$10,000	–	100%	Trading of computer components
Cyber King Group Limited	British Virgin Islands	US$1	–	100%	Inactive
Hashan Development Company, Limited	Hong Kong	HK$100,000	–	100%	Assets holding

* The deferred shares are not held by the Group and practically carry no right to dividend or to receive notice of or to attend or vote at any annual general meeting of the subsidiary or to participate in any distribution on winding up.

** This subsidiary is a wholly foreign-owned enterprise.

None of the subsidiaries had issued any debt securities at the end of the year.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

28. ULTIMATE HOLDING COMPANY

The Company's ultimate holding company is E-Career Investments Limited, a limited company incorporated in the British Virgin Islands.

29. APPROVAL OF FINANCIAL STATEMENTS

The financial statements set out on page 19 to 51 were approved and authorised for issue by the Board of Directors on 26 April 2004.



FINANCIAL SUMMARY

	For the year ended 31 December				
	1999	2000	2001	2002	**2003**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
RESULTS					
Turnover	750,432	978,667	1,415,004	2,122,190	**2,202,933**
Profit before taxation	29,885	95,831	140,287	75,871	**52,829**
Taxation	(4,200)	(14,883)	(23,007)	(9,868)	**(2,549)**
Net profit for the year	25,685	80,948	117,280	66,003	**50,280**
Earnings per share (HK cents)					
Basic	2.0	6.3	8.7	4.1	**3.1**

	At 31 December				
	1999	2000	2001	2002	**2003**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
ASSETS AND LIABILITIES					
Total assets	217,395	431,923	631,233	1,187,668	**925,785**
Total liabilities	(174,632)	(308,212)	(268,885)	(802,517)	**(499,954)**
Shareholders' funds	42,763	123,711	362,348	385,151	**425,831**

Note: The financial data for the two years ended 31 December 2000 and as at 31 December 1999 and 2000 were extracted from the prospectus of the Company dated 12 October 2001.



NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Artel Solutions Group Holdings Limited (the "Company") will be held at Room 315, HITEC, 1 Trademart Drive, Kowloon Bay, Hong Kong on Monday, 31 May 2004 at 10:00 a.m. to transact the following ordinary business:

1. to receive and consider the audited consolidated financial statements and reports of the directors (the "Directors") and auditors of the Company for the year ended 31 December 2003;

2. to re-elect Mr. Yen Chung Chuan and Mr. Yu Chi Ming, Frederick as Directors and to authorize the board of Directors to fix the Directors' remuneration;

3. to re-appoint auditors and to authorize the board of Directors to fix their remuneration;

and, as special business, to consider and, if thought fit, passing the following resolutions as ordinary resolutions:

4. "**THAT**:

   (a) subject to paragraph (c) below, pursuant to the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with additional shares (the "Shares") in the capital of the Company or securities convertible into such Shares or options, warrants or similar rights to subscribe for any Shares or convertible securities and to make or grant offers, agreements and options, including warrants to subscribe for Shares, which might require the exercise of such powers be and the same is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise), issued or dealt with by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; or (ii) the exercise of any options granted under the share option scheme or similar arrangement of the Company; or (iii) any scrip dividend or similar arrangements providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company in force from time to time; or (iv) the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into Shares, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution; and

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution),

and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the "Companies Law") or any other applicable law of the Cayman Islands to be held; and

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution;

"Rights Issue" means an offer of Shares, or offer or issue of warrants, options or other securities giving rights to subscribe for Shares open for a period fixed by the Directors to holders of Shares on the register on a fixed record date in proportion to their then holdings of Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction outside Hong Kong or any recognized regulatory body or any stock exchange outside Hong Kong)."



NOTICE OF ANNUAL GENERAL MEETING

5. "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as defined below) of all powers of the Company to purchase the Shares on the Stock Exchange or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, the Stock Exchange, the Companies Law and all other applicable laws in this regard, be and the same is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

   (c) for the purposes of this resolution, "Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

      (i) the conclusion of the next annual general meeting of the Company;

      (ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, the Companies Law or any other applicable law of the Cayman Islands to be held; and

      (iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution."

6. "**THAT** subject to the passing of resolutions numbered 4 and 5, the aggregate nominal amount of the share capital of the Company which are to be purchased by the Company pursuant to the authority granted to the Directors mentioned in resolution numbered 5 shall be added to the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to resolution numbered 4 above, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution."

NOTICE OF ANNUAL GENERAL MEETING

and as special business, to consider and, if thought fit, pass the following resolution as special resolution:

7. "**THAT** the articles of association of the Company be amended as follows :-

(A) By inserting the following new definition of "associate" in Article 2 :-

""associate"	the meaning attributed to it in the rules of the Designated Stock Exchange."

(B) By deleting the existing definition of "clearing house" in Article 2 and substituting therefor the following new definition:-

""clearing house"	a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction."

(C) By deleting the existing definition of "Subsidiary and Holding Company" in Article 2 and replacing therewith the following new definition:

"Subsidiary and Holding Company"	the meanings attributed to them in the rules of the Designated Stock Exchange.

(D) By inserting in the eleventh line of Article 66 immediately before the word "(before" the words "a poll is required under the rules of the Designated Stock Exchange or";

(E) By deleting in the first line of Article 67 the words "Unless a poll is duly demanded and the demand is not withdrawn," and substituting therefor the following words "Unless a poll is duly required or demanded and, in the latter case, not withdrawn,";

(F) By deleting the existing Article 68 in its entirety and replacing therewith the following new Article 68:-

"68. If a poll is duly required or demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was required or demanded. There shall be no requirement for the chairman to disclose the voting figures on a poll.";



(G) By re-numbering existing Article 76 as Article 76(1);

(H) By inserting the following as new Article 76(2):

"(2) Where the Company has knowledge that any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted."

(I) By deleting the existing Article 88 in its entirety and replacing therewith the following new Article 88:

"88. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a Notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days and that the period for lodgment of such Notice(s) shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting."

(J) By deleting the existing Article 103 in its entirety and replacing therewith the following new Article 103:-

"103.(1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director and any of his associate(s) are not in aggregate beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his associates is derived); or

(vi) any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates.

(2) A company shall be deemed to be a company in which a Director and/or his associate (s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such



company or of the voting rights available to members of such company (or of any third company through which his/their interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate (s) is/are interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(3) Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is/are materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board."

By order of the Board of Directors
Artel Solutions Group Holdings Limited
Yu Pen Hung
Chairman

Hong Kong, 30 April 2004

As at the date of this announcement, the directors of the Company comprise three executive directors, namely, Mr. Yu Pen Hung, Mr. Yu Chi Ming, Frederick and Mr. Yen Chung Chuan, and two independent non-executive directors, namely, Dr. Liu James Juh and Ms. Hu Gin Ing.

NOTICE OF ANNUAL GENERAL MEETING

Notes:–

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, subject to the provisions of the articles of association of the Company, vote in his stead. A proxy need not be a member to the Company.

2. In order to be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and deposited together with a power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, at the offices of the Company's Hong Kong branch share registrar, Standard Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 48 hours before the time of the meeting or adjourned meeting. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the above meeting or any adjournment thereof, should he so wish.

3. Pursuant to the article 66 of the articles of association of the Company, resolutions put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

    (a) by the chairman of such meeting; or

    (b) by at least three shareholders present in person or in the case of a shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

    (c) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

    (d) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Artel Group
宏通集團



宏通集團控股有限公司

二零零三年年報



目錄



公司資料

董事會

執行董事
游本宏先生*（主席）*
余志明先生
嚴中川先生

非執行董事
劉助博士
胡競英女士

公司秘書

蕭錦秋先生

法律顧問

美富律師事務所
范紀羅江律師事務所

核數師

德勤•關黃陳方會計師行

主要往來銀行

中信嘉華銀行有限公司
恒生銀行有限公司
德國北方銀行有限公司
荷蘭商業銀行
星加坡發展銀行有限公司
香港上海滙豐銀行有限公司

註冊辦事處

Century Yard
Cricket Square, Hutchins Drive
P.O. Box 2681 GT
George Town, Grand Cayman
Cayman Islands, British West Indies

總公司及主要營業地點

香港
九龍
九龍灣
展貿徑1號
香港國際貿易展覽中心
12樓1299室

股份過戶登記處香港分處

標準證券登記有限公司
香港
灣仔告士打道56號
東亞銀行港灣中心地下

美國存託憑證

（存管處及過戶登記處）
Bank of New York
101 Barclay Street
New York, New York
U.S.A.

網址

www.artelholdings.com

股份代號

931

主席報告

本人謹代表宏通集團控股有限公司(「本公司」)董事會,欣然提呈本公司及其附屬公司(「本集團」)截至二零零三年十二月三十一日止年度的年報。

業務回顧

本集團二零零三年營業額為2,203,000,000港元,較去年同期之2,122,000,000港元增加4%。營業額輕微上升,主要原因在於年內沙士疫症的影響。由於英特爾的回佣仍然偏低,結果純利由66,000,000港元減至50,000,000港元。

英特爾產品分銷業務

由於沙士疫症爆發,加上英特爾的回佣偏低,而在疫情受控後分銷商之間展開激烈競爭,導致售價下跌,二零零三年對電腦組件分銷業務而言是充滿挑戰之一年。由於英特爾的回佣及售價下跌,故本集團的毛利率由5.7%下跌至4.2%。

過往數年,英特爾產品的銷售佔總營業額超過95%,每年亦有相當增長。為減少對英特爾產品倚賴,同時鑑於數碼家居產品市場不斷發展,本集團有策略地將業務擴展至分銷利潤較高的薄膜電晶體液晶顯示器(「液晶顯示器」)產品。

回顧期間,分銷英特爾產品仍然為本集團的主要業務,佔總營業額90%左右。由於英特爾向全球分銷商推出新的銷售回佣政策,本集團相信英特爾產品的利潤於二零零三年已見底,在二零零四年將會趨升。

液晶顯示器分銷業務

與奇美實業股份有限公司(「奇美」)的合作為本集團成立以來的另一里程碑。與奇美訂立協議後,分銷業務分為兩個主要部份:英特爾產品及奇美的液晶顯示器產品。

本集團於去年三月已開始在中國分銷奇美的液晶顯示器產品。此乃本集團之策略發展,可進一步善用現有的個人電腦組件分銷渠道,包括英特爾經銷商、系統集成商及個人電腦原設備製造商。

雖然第二季爆發沙士疫症,但隨著個人電腦置換周期來臨,合併銷售有所增加,加上液晶顯示器價格下跌,結果二零零三年液晶顯示器的收入繼續迅速增長。



主席報告

前景

展望將來，分銷英特爾產品，尤其是英特爾的盒裝中央處理器（「CPU」）將繼續為本集團之主要溢利來源。基於內地CPU市場的穩健發展及英特爾於CPU市場的領導地位，本集團對英特爾CPU的產品需求保持樂觀。

朝陽工業

二零零三年是液晶產品市場豐收的一年，此乃由於液晶監視器需求殷切所致。受到個人電腦需求強勁的帶動，液晶監視器的銷售預期在二零零四年會繼續上揚。估計二零零四年的液晶監視器的全球銷售將增加48%至71,000,000部，首次超越陰極射線管（「CRT」）監視器。

中國去年的液晶監視器付運量上升99.3%至2,200,000部。未來五年，預期液晶監視器的銷量增長將達41.5%的複合年增長率。

鑑於內地市場的普及率偏低，加上液晶監視器價格持續下跌，未來數年，CRT監視器的淘汰應可繼續推動本集團的收入及利潤增長。

無可置疑，液晶電視是增長速度最快的液晶顯示器產品，新的五代和更高代的面板廠將生產更多液晶電視。液晶電視的普及率將取決於數碼廣播的廣泛程度、數碼電視節目的普及程度及消費者的購買能力而定。

根據iSuppli/Standford Resources估計，內地液晶電視的付運量預期將從二零零三年的87,000部增至二零零七年的752,000部，複合年增長率達71%。然而，CRT電視在未來數年將繼續主導對價格敏感度較高的內地市場。雖然內地的液晶電視市場尚在發展之中，但一眾個人電腦廠商、電視廠商及其他消費電子產品廠商俱已作好部署，準備在需求增長潛力驚人的中國平面電視市場分一杯羹。

中國為全球電視廠商的生產基地。預計二零零四年中國的電視機總產量將達58,000,000部，較二零零三年增加7.4%，絕大部份為傳統的CRT電視，而其中約40%出口。有見於液晶電視市場潛力極大，內地的大廠紛紛大舉投資發展平面電視技術，其中以發展液晶電視為主，以掌握全球需求預計增長的機會。然而，中國



主席報告

公司缺乏液晶面板的生產技術，需依賴國外廠商供應面板來組裝液晶電視。南韓及台灣的廠商為全球液晶面板的主要供應商。中國公司利用該等面板，配合內地的低工資優勢，生產平面電視及電腦顯示器。

目前，中國有超過1億名有線電視用戶及3億部電視。預計二零零八年北京奧運的數碼電視廣播將可加快淘汰CRT電視與平面電視的普及。不過，價格仍然是一個決定性因素。基於液晶電視的生產成本趨降，加上競爭越見熾熱，預期液晶電視價格將出現複合年負增長，比率介乎15%至24%。

鑑於中國液晶電視及液晶面板需求潛力龐大，本集團已分別在二零零三年第四季及二零零四年首季成功獲得奇美液晶電視及液晶電視面板，在內地及香港分銷權。此舉為本集團帶來協同效應，有助日後的業務發展，除進一步擴展液晶顯示器產品分銷業務，發展液晶電視業務外，亦會繼續拓展業務至其他增長市場，如消費電子原設備製造商市場。

本集團供應商奇美為全球主要液晶面板供應商之一，亦是多家知名日本及南韓液晶電視廠商的原設備製造商。基於液晶面板行業的供應商數目極少，加上本集團供應商具有頂尖技術優勢與高度垂直生產模式，將有助本集團爭取內地液晶電視組裝商的訂單。

作為英特爾中央處理器及奇美液晶顯示器產品之分銷商，本集團將可成為當前數碼新年代的受惠者。

股息

董事會不建議派發截至二零零三年十二月三十一日止年度之末期股息。

致謝

本人謹藉此機會代表董事會，感謝全體董事及員工作出的寶貴貢獻及努力不懈。本人亦謹此向本公司業務伙伴過去多年的鼎力支持致以衷心謝意。

游本宏
主席

香港，二零零四年四月二十六日



管理層討論及分析

業務回顧

面對爆發沙士疫症、充滿挑戰的二零零三年，本集團仍然成功取得約50,000,000港元的除税後溢利，較去年的66,000,000港元下降約24%。

本集團於回顧年度的營業額為2,203,000,000港元（二零零二年：2,122,000,000港元），較去年微升4%。二零零三年度來自中國市場的營業額約佔總營業額46%（二零零二年：29%）。有關營業額比例上升，主要由於本集團持續擴展其中國分銷及物流網絡所致。

二零零三年度毛利為93,000,000港元（二零零二年：120,000,000港元），較去年下降23%。此乃由於英特爾回佣偏低所致。

財務費用從二零零二年的10,000,000港元上升至二零零三年的15,000,000港元，主要由於銀行貸款利息開支增加所致。然而，經營成本從二零零二年的39,000,000港元下降至二零零三年的38,000,000港元。

流動資金及財務資源

本集團於二零零三年十二月三十一日之現金及銀行結存總額（包括已抵押銀行存款）約為148,000,000港元（二零零二年：242,000,000港元）。於二零零三年十二月三十一日，短期銀行借貸及透支結餘約為324,000,000港元（二零零二年：425,000,000港元）。短期銀行借貸乃為本集團的存貨採購提供資金。本集團於二零零三年十二月三十一日之資本與負債比率（按銀行貸款總額對資產總值之比率計算）為35%（二零零二年：36%）。於二零零三年十二月三十一日，資產淨值約為426,000,000港元（二零零二年：385,000,000港元）。

本集團於二零零三年十二月三十一日錄得流動資產總值約923,000,000港元（二零零二年：1,185,000,000港元），而流動負債總值則約為500,000,000港元（二零零二年：803,000,000港元）。本集團之流動比率於二零零三年十二月三十一日（以總流動資產除以總流動負債）上升至1.9（二零零二年：1.5）。

本集團於二零零三年十二月三十一日擁有約332,000,000港元存貨（二零零二年：632,000,000港元），較去年減少48%。

本集團錄得股東資金有所上升，由二零零二年十二月三十一日約385,000,000港元，上升至二零零三年十二月三十一日約426,000,000港元。

庫務政策

本集團運作上所需的資金來自本集團的內部資源及香港銀行提供的信貸。銀行信貸主要為貿易融資貸款，還款期為由發票日起計最多120日。就港元貸款而言，銀行利率主要參考香港最優惠利率或銀行同業拆息，就美元貸款而言，銀行利率則參考新加坡或倫敦銀行同業拆息而釐訂。

管理層討論及分析

本集團之銀行存款以港元或美元計算。

本集團之交易主要以港元或美元計算。因此匯率波動風險較低。本集團於年內並無就外幣交易進行任何對沖。

首次公開售股所得款項淨額用途

首次公開發售所得款項在扣除相關費用後約為179,000,000港元。於二零零三年十二月三十一日,所得款項淨額中約110,000,000港元已用作營運資金。另外約3,000,000港元已用以發展及擴大本集團在中國之分銷及物流網絡。剩餘之所得款項淨額則存放於香港之知名銀行作為定期存款。

資產抵押

根據本集團與一間主要供應商訂立之分銷協議之條款,本集團已授予該主要供應商一項有關所供應存貨及任何收益(包括應收賬款)之抵押權益,作為本集團任何到期而未清償欠款之抵押。此外,本集團若干銀行存款已抵押予其往來銀行,以取得授予本集團之若干銀行信貸。

投資

本集團年內並無持有任何重大投資,亦無任何重大資本開支。

或然負債

於二零零三年十二月三十一日,本集團並無任何重大或然負債。

僱員

於二零零三年十二月三十一日,本集團共聘用80名全職僱員。

本集團主要按業內慣例、個人表現及經驗而向僱員支付薪酬。除基本薪酬外,本集團將參考本集團之表現及個人表現給予合資格僱員酌情花紅及購股權。其他福利包括醫療及退休計劃。

審核委員會

本公司於二零零二年八月二十九日成立審核委員會(「委員會」)。委員會已審核本集團截至二零零三年十二月三十一日止年度之財務報表。委員會之主要工作包括審閱及監管本集團之財務呈報過程及內部監控。



董事及高級管理層履歷

執行董事

游本宏先生，41歲，本集團創辦人兼本公司主席及行政總裁。在一九九五年創立本集團前，游先生於台灣從事電腦零件分銷業務。游先生已在台灣、中國及香港從事電腦零件分銷業務約達14年。游先生負責本集團之整體管理及策略規劃。

余志明先生，47歲，本集團營運總監，主要負責監督本集團之綜合電子啟動方案項目，並為本集團建立策略聯盟、業務及投資者關係。余先生持有香港中文大學工商管理學學士學位，曾於香港多間國際銀行擔任要職，並積逾13年之企業銀行經驗。離開銀行業後，余先生出任一間系統集成公司及國際品牌網絡產品主要中國代理商之總經理一職達4年。余先生於二零零零年八月加盟本集團。

嚴中川先生，47歲，本集團之執行董事，負責本集團之企業發展及行政事宜。嚴先生持有台灣東海大學的會計學士學位。嚴先生於台灣多間技術及製造公司累積逾18年經驗。嚴先生於二零零三年二月加盟本集團。

非執行董事

劉助博士，55歲，Base Technology Group Inc.之主席兼行政總裁。劉博士為西班牙馬拉加科學園國際協會總部之國際董事會、聯交所創業板上市委員會及香港創新及科技基金審查委員會（全面支援基金）之其中一位成員，以及香港Research Grants Council Cooperation Research Centres Sub-Committee之主席，亦為英國劍橋大學之客座學者。劉博士持有美利堅合眾國（「美國」）雪城大學之哲學博士學位。於二零零一年六月一日，劉博士獲委任為本公司之獨立非執行董事。

胡競英女士，45歲，etKING Media Technology Ltd.之行政總裁兼香港台灣工商協會之董事，持有台灣國立大學學士學位（主修外語）、美國Barry University之科學碩士學位及美國佛羅里達州立國際大學之工商管理碩士學位。胡女士為美國馬里蘭州美國執業會計師公會之資深會員及香港會計師公會會員，亦為美國執業會計師，在會計及財務方面積逾9年經驗。胡女士於二零零一年六月一日獲委任為本公司之獨立非執行董事。



董事及高級管理層履歷

高級管理層

陳麗絮女士，45歲，本集團總經理，負責本集團之香港銷售及市場推廣業務。陳女士於國立台灣海洋學院畢業。於一九九八年五月加盟本集團之前，陳女士在電子產品銷售及市場推廣方面積逾12年經驗。

蕭錦秋先生，39歲，本集團之財務總監兼公司秘書，負責全面監督本集團之會計、財務及公司秘書事宜。蕭先生持有香港城市大學會計學士學位，為特許公認會計師公會及香港會計師公會資深會員，並為執業會計師。蕭先生在加盟本集團前，曾於三間香港聯合交易所有限公司創業板上市公司擔任執行董事。蕭先生於二零零三年五月加盟本集團。

吳麗芬女士，32歲，為本集團產品推廣部主管，負責在中國之產品及渠道推廣。吳女士持有台灣輔仁大學外語學士學位，主修德文。在一九九八年加入本集團前，吳女士已累積三年分銷渠道策劃及管理經驗。



董事會報告

董事會提呈本公司及其附屬公司(合稱「本集團」)截至二零零三年十二月三十一日止年度之年報及經審核財務報告。

主要業務

本公司為一間投資控股公司。其附屬公司之主要業務載於財務報告附註27。

業績及盈餘分配

本集團截至二零零三年十二月三十一日止年度之業績載於年報第19頁之綜合損益表。

董事不建議派付股息,並擬保留本年度溢利。

儲備

本集團及本公司於年內之儲備變動詳情載於財務報告附註22。

廠房及設備

本集團於年內之廠房及設備變動詳情載於財務報告附註14。

購買、出售或贖回本公司上市證券

於年內,本公司概無購買、出售或贖回本公司任何上市證券。

購股權計劃

本公司之購股權計劃詳情載於財務報告附註21。

於本報告日期，根據現行購股權計劃可發行之證券總數為90,905,000股股份，佔本公司已發行股本5.7%。

本年度所授出購股權之公平值合共約17,070,852港元。採用「柏力克－舒爾斯」期權定價模式釐定有關公平值時之重大假設如下：

1. 預計波動率84.35%；

2. 年度股息率2.5%；及

3. 適用於購股權之香港外匯基金債券利率4.434%，按根據預計年期10年計算。

年內所授購股權之價值並無收益表中確認入賬。

於二零零三年十二月三十一日，根據購股權計劃授出而尚未行使之購股權所涉及之股份數目為69,095,000股，佔本公司於該日之已發行股本4.3%。

年內，本公司之購股權變動概述如下：

	於二零零三年一月一日尚未行使	年內授出	年內行使	於二零零三年十二月三十一日尚未行使
僱員	–	45,370,000	–	45,370,000
主要買家	–	12,980,000	–	12,980,000
服務供應商	–	10,745,000	–	10,745,000
總計	–	69,095,000	–	69,095,000



董事會報告

購股權計劃（續）

已授出購股權詳情如下：

授出日期	行使期	緊接授出日期前之收市價 港元	每股行使價 港元
二零零三年十月九日	二零零三年十月十日至二零一一年八月二十八日	0.38	0.381

採用「柏力克－舒爾斯」期權定價模式需要作出高度主觀之假設，包括預計股價之波動。由於主觀假設之變動會嚴重影響估計之公平值，故董事認為現有模式未必能可靠釐定購股權之公平值。



董事會報告

董事及董事之服務合同

本公司於年內及截至本報告日期之董事如下：

執行董事

游本宏
余志明
嚴中川　　　　　　（於二零零四年二月五日委任）
陳麗絮　　　　　　（於二零零四年二月五日辭任）

獨立非執行董事

劉劻
胡競英

按照本公司組織章程之規定，余志明先生及嚴中川先生之任期將於即將舉行之股東週年大會上屆滿，惟符合資格並有意膺選連任。

各執行董事（除嚴中川先生外）均與本公司訂立服務協議，根據協議，彼等自二零零一年九月一日起擔任執行董事，最初任期為兩年，並於其後續任，直至任何一方於不少於三個曆月前以書面通知對方為止。所有執行董事均可獲享管理層花紅，惟於本公司任何財政年度支付予所有執行董事之花紅總額，不得超過該財政年度本集團扣除税項、少數股東權益及支付該花紅後之經審核綜合或合併純利（不包括特殊項目）之5%。

除上文所披露者外，於即將舉行之股東週年大會上膺選連任之董事概無與本公司或其任何附屬公司訂立一年內不可由本集團毋須補償（法定賠償除外）而予以終止之服務合約。



董事會報告

董事及主要行政人員之股份、相關股份及債券

於二零零三年十二月三十一日，根據證券及期貨條例(「證券及期貨條例」)第352條本公司須存置之登記冊所示，董事及主要行政人員及彼等之聯繫人士於本公司及其相聯法團(定義見證券及期貨條例)之股份、相關股份及債券之權益，或根據上市公司董事進行證券交易的標準守則須知會本公司及香港聯合交易所有限公司之權益如下：

長倉

本公司每股0.01港元之普通股

董事姓名	身份	所持股份數目	佔本公司已發行股份百分比
游本宏先生	受控制公司權益	1,200,000,000股*(附註)*	75%

附註： 上述股份由E-Career Investments Limited持有，該公司於英屬處女群島註冊成立，由游本宏先生全資擁有。

除上文所述者外，以下董事於二零零三年十二月三十一日持有本公司全資附屬公司之無投票權遞延股份權益如下：

附屬公司名稱	董事姓名	所持無投票權遞延股份之數目
宏恩國際有限公司	游本宏先生	6,400,000股每股面值1港元之股份

除上述所披露者及董事以代理人身份代本集團持有之若干附屬公司代理人股份外，於二零零三年十二月三十一日，各董事或主要行政人員或彼等之聯繫人士，概無於本公司或其任何相聯法團之股份、相關股份及債券中擁有任何有關權益或短倉。

購買股份或債券之安排

本公司、其控股公司或其任何附屬公司概無於年內任何時間訂立任何安排，令本公司董事或主要行政人員或彼等之配偶或十八歲以下之子女或彼等之聯繫人士以收購本公司或任何其他法人團體之股份或債券之方式而獲益。

董事之重大合約權益

於年結日或本年度內任何時間，本公司各董事在本公司、其控股公司或其任何附屬公司訂立之重大合約中，概無擁有直接或間接重大權益。

主要股東

於二零零三年十二月三十一日，除上文所披露有關董事之權益外，根據證券及期貨條例第336條規定存置之主要股東登記名冊，本公司知悉持有本公司已發行股本5%或以上有關權益之股東如下：

公司名稱	所持股份數目	概約持股百分比
E-Career Investments Limited *(附註)*	1,200,000,000股	75%

附註： E-Career Investments Limited之全部已發行股本由游本宏先生實益擁有。因此，E-Career Investments Limited及游本宏先生被視為重複擁有本公司1,200,000,000股股份之權益。

於二零零三年十二月三十一日，除上文所披露者外，本公司並不知悉有任何本公司已發行股本中之任何其他有關權益或短倉。

主要客戶及供應商

年內，本集團五大客戶佔本集團營業總額約50%，當中最大客戶佔營業總額約26%。

本集團五大供應商佔本集團本年度採購額共約100%，當中最大供應商佔其採購額約84%。



董事會報告

截至二零零三年十二月三十一日止財政年度，各董事、彼等各自之聯繫人士或任何股東（就董事所知擁有本公司股本5%以上者）概無擁有本集團五大客戶及五大供應商的任何權益。

本集團與其客戶之所有交易均按正常商業條款進行。

優先購買權

本公司組織章程或開曼群島法律概無條文規定本公司須按比例向現有股東授予新股優先購買權。

退休福利計劃

本集團之退休福利計劃詳情載於財務報告附註26。

董事於競爭業務之權益

本公司各董事並無於與本集團業務競爭或可能競爭之其他業務中直接或間接擁有任何權益。

公司管治

本公司截至二零零三年十二月三十一日止年度一直遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

核數師

本公司將於股東週年大會上提呈決議案續聘德勤•關黃陳方會計師行為本公司核數師。

代表董事會
游本宏
主席

香港，二零零四年四月二十六日

核數師報告

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致宏通集團控股有限公司全體股東
(於開曼群島註冊成立之有限公司)

本核數師行已完成審核載於第19至51頁按照香港普遍採納之會計原則編製之財務報表。

董事與核數師之個別責任

董事須負責編製真實及公平之財務報表。在編製該等真實及公平之財務報表時，董事必須貫徹選用合適之會計政策。

本行之責任是根據吾等審核工作之結果，對該等財務報表發出獨立意見，並僅向全體股東報告，而不作其他用途。本行概不就本報告之內容而對任何其他人士承擔任何責任。

意見之基礎

本行乃按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報表時所作之重大估計及判斷，所釐定之會計政策是否適合 貴公司及 貴集團之具體情況，及是否貫徹應用並充份披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等財務報表是否存有重大錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等財務報表所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立合理之基礎。



核數師報告

意見

本行認為上述財務報表真實及公平反映 貴公司及 貴集團於二零零三年十二月三十一日之財政狀況，及貴集團截至該日止年度之溢利及現金流量，並已按香港公司條例之披露要求妥為編製。

德勤•關黃陳方會計師行
執業會計師

香港，二零零四年四月二十六日

綜合損益表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
營業額	4	**2,202,933**	2,122,190
銷售成本	6	**(2,110,412)**	(2,002,008)
毛利		**92,521**	120,182
其他經營收入	7	**13,137**	4,963
分銷成本		**(8,690)**	(8,363)
行政開支		**(29,199)**	(30,508)
經營溢利	8	**67,769**	86,274
財務費用	10	**(14,940)**	(10,403)
除稅前溢利		**52,829**	75,871
稅項	11	**(2,549)**	(9,868)
年度純利		**50,280**	66,003
股息	12	**–**	20,800
每股盈利(港仙)	13		
— 基本		**3.1**	4.1
— 攤薄		**3.1**	不適用



綜合資產負債表

於二零零三年十二月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
廠房及設備	14	**2,672**	2,718
流動資產			
存貨	16	**331,924**	632,178
貿易應收賬款、預付款項及按金	17	**435,221**	305,721
可收回稅項		**8,408**	4,955
抵押銀行存款	23	**65,999**	120,060
銀行結餘及現金		**81,561**	122,036
		923,113	1,184,950
流動負債			
貿易應付賬款、銷售訂金及應計開支	18	**175,484**	377,655
銀行透支及短期銀行借貸	19	**324,470**	424,862
		499,954	802,517
流動資產淨值		**423,159**	382,433
資產淨值總額		**425,831**	385,151
資本及儲備			
股本	20	**16,000**	16,000
儲備	22	**409,831**	369,151
股東資金		**425,831**	385,151

游本宏先生
董事

余志明先生
董事



資產負債表

於二零零三年十二月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
於一間附屬公司之投資	15	**112,569**	112,569
流動資產			
其他應收賬款		**23**	3
應收附屬公司款項		**138,000**	138,017
銀行結餘		**208**	205
		138,231	138,225
流動負債			
應付稅項		**–**	1
流動資產淨值		**138,231**	138,224
資產淨值總額		**250,800**	250,793
資本及儲備			
股本	20	**16,000**	16,000
儲備	22	**234,800**	234,793
股東資金		**250,800**	250,793

游本宏先生
董事

余志明先生
董事



綜合權益變動表

截至二零零三年十二月三十一日止年度

	股本 千港元	股份溢價 千港元	特別儲備 千港元	累計溢利 千港元	總計 千港元
於二零零二年一月一日	16,000	165,557	9,370	171,421	362,348
已派付二零零一年末期股息	–	(32,000)	–	–	(32,000)
已派付二零零二年中期股息	–	(11,200)	–	–	(11,200)
年度純利	–	–	–	66,003	66,003
於二零零二年十二月三十一日 及二零零三年一月一日	16,000	122,357	9,370	237,424	385,151
已派付二零零二年末期股息	–	–	–	(9,600)	(9,600)
年度純利	–	–	–	50,280	50,280
於二零零三年十二月三十一日	**16,000**	**122,357**	**9,370**	**278,104**	**425,831**



綜合現金流量表

截至二零零三年十二月三十一日止年度

	二零零三年 千港元	二零零二年 千港元
經營業務		
除稅前溢利	**52,829**	75,871
經下列調整:		
利息開支	**11,777**	7,237
利息收入	**(1,283)**	(2,600)
折舊	**935**	770
出售廠房及設備之收益	**(13)**	(3)
未計營運資金變動前經營現金流量	**64,245**	81,275
存貨減少(增加)	**300,254**	(379,594)
貿易應收賬款、預付款項及按金增加	**(129,500)**	(96,730)
貿易應付賬款、銷售訂金及應計開支(減少)增加	**(202,171)**	213,521
經營業務所得(所用)現金	**32,828**	(181,528)
已付香港利得稅	**(6,002)**	(28,688)
已付利息	**(11,777)**	(7,237)
經營業務所得(所用)現金淨額	**15,049**	(217,453)
投資活動		
出售廠房及設備之所得款項	**71**	31
購置廠房及設備	**(947)**	(1,161)
已收利息	**1,283**	2,600
解除(增加)銀行存款抵押	**54,061**	(60,257)
投資活動所得(所用)現金淨額	**54,468**	(58,787)
融資活動		
已派付股息	**(9,600)**	(43,200)
銀行借貸(減少)增加淨額	**(100,160)**	333,838
融資活動(所用)所得現金淨額	**(109,760)**	290,638
現金及現金等值項目(減少)增加淨額	**(40,243)**	14,398
年初現金及現金等值項目	**121,804**	107,406
年終現金及現金等值項目	**81,561**	121,804
現金及現金等值項目結存分析		
銀行結餘及現金	**81,561**	122,036
銀行透支	**–**	(232)
	81,561	121,804



財務報表附註

截至二零零三年十二月三十一日止年度

1. 一般資料

本公司於二零零零年十二月五日根據開曼群島公司法（2001年第二次修訂本）第22章註冊成立為一間獲豁免有限公司。

本公司股份自二零零一年十月二十四日起於香港聯合交易所有限公司（「聯交所」）上市。

本公司乃一間投資控股公司，而本集團之主要業務為從事電腦組件買賣及提供電子啟動方案及技術服務。

2. 採納香港財務報告準則

於本年度，本集團首次採納下列由香港會計師公會（「會計師公會」）頒佈之香港財務報告準則（「財務報告準則」）。財務報告準則之規定已包括會計師公會所認可之會計實務準則（「會計實務準則」）及詮釋：

會計實務準則第12號（經修訂）	所得税

所得税

採用會計實務準則第12號（經修訂）之主要影響關乎遞延税項之處理。過往年度，遞延税項採用損益表負債法作出部份撥備，即當有税務時差時，除非預期短期內不會逆轉，否則即確認遞延税項負債。會計實務準則第12號（經修訂）則規定採用資產負債表負債法，即除少數例外情況，當資產及負債在財務報表之賬面值與計算應課税溢利之相應税基出現暫時差額，即全數確認為遞延税項。採用此準則對本會計期或上個會計期業績並無重大影響。因此，毋須作出前期調整。

3. 主要會計政策

財務報表乃按照歷史成本常規法，根據香港普遍接納之會計原則編製。所採納之主要會計政策如下：

綜合賬目基準

綜合財務報表包括本公司及其附屬公司截至各年十二月三十一日之財務報表。

年內收購或出售之附屬公司之業績由實際收購日期起或至實際出售日期止（視情況而定）計入綜合損益表。

附屬公司投資

附屬公司投資按成本值扣減任何已確認之減值虧損後計入本公司之資產負債表。

收入確認

產品銷售額於貨品送遞及擁有權轉移時確認。

代理費收入於提供服務時確認。

銀行存款之利息收入乃按尚餘本金及適用之利率以時間基準確認入賬。

投資之股息收入於股東可收取有關款項之權利獲肯定時確認入賬。

租賃

倘租賃條款將所有權絕大部份風險及收益轉歸本公司，則租賃被分類為融資租賃。所有其他租賃被分類為經營租賃。

經營租賃項下之應付租金按相關租賃期以直線法基準計入損益表內。



3. 主要會計政策(續)

廠房及設備

廠房及設備按成本值減累計折舊及減值虧損列賬。

折舊乃按廠房及設備之成本於計入其估計剩餘價值後按其估計使用年期以直線攤銷法計算,每年折舊率為20%。

出售或棄用資產之損益,乃按其售價與賬面值之差額計入損益表內。

減值

本集團於各結算日均評估其資產之賬面值,以釐定該等資產有否任何減值虧損跡象。倘估計資產之可收回值低於其賬面值之水平,則該資產之賬面值將減低至其可收回值。減值虧損即時確認為支出。

倘減值虧損其後撥回,則該資產之賬面值提升至其經修訂之估計可收回值,惟提升後之賬面值,不得高於假設該資產於過往年度並無確認減值虧損而應有賬面值。減值虧損之轉回即時確認為收入。

存貨

存貨以成本值與可變現淨值兩者中之較低者列出。成本值按先入先出方法計算。

外幣

非港元之交易均按交易日匯率折算為港元。於結算日外幣計算之貨幣資產及負債均按當日之匯率換算為港元。匯兑損益均在損益表內處理。

綜合賬目時,本集團海外業務之資產及負債,均按結算日之匯率換算。收入及開支項目按年度平均匯率換算。由此產生之匯兑差額(如有)被分類為股本,並轉移至本集團之換算儲備中,且於業務出售之年度確認為收入或開支。

3. 主要會計政策（續）

稅項

所得稅開支指目前應付稅項及遞延稅項之總額。

當期應付之稅項乃按有關期間應課稅溢利計算。由於應課稅溢利不包括於其他期間應課稅或可扣稅之收入或開支項目，亦不包括毋須課稅或不可扣稅之項目，故此應課稅溢利與損益表所載純利並不相同。本集團之當期稅務負債乃按於結算日有效或實際有效之稅率計算。

遞延稅項為就財務報表資產及負債賬面值及計算應課稅溢利相應稅基差額而應支付或收回之稅項，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅暫時差額確認，而遞延稅項資產在可能出現可利用暫時差額扣減之應課稅溢利時確認。倘若交易中因商譽（或負商譽）或因業務合併以外原因首次確認其他資產及負債而引致之暫時差額並不影響應課稅溢利及會計溢利時，則不會確認該等資產及負債。

遞延稅項負債亦按附屬公司投資所引致之應課稅暫時差額而確認，惟若本集團可控制暫時差額之撥回而暫時差額於可見將來應不會撥回之情況除外。

遞延稅項資產之賬面值於每個結算日作檢討，並於不再有足夠應課稅溢利變現全部或部份資產價值時作出相應調減。

遞延稅項乃按預期於負債清償或資產變現期間適用之稅率計算。遞延稅項於損益表中扣除或計入損益表，惟倘遞延稅項關乎直接在股本權益中扣除或計入股本權益之項目，則亦會於股本權益中處理。



3. 主要會計政策（續）

退休福利成本

計入損益表之退休福利成本指本集團於當年度為僱員向在香港成立之界定供款退休福利計劃及其他司法權區之退休計劃作出之應付供款。

4. 營業額

營業額指年內向外界客戶出售產品及提供服務已收或應收之款項減去年內貿易折扣及退貨。

本集團本年度按主要業務分析之營業額如下：

	二零零三年	二零零二年
	千港元	千港元
按主要業務劃分之營業額：		
分銷電腦組件及資訊科技產品	**2,101,947**	2,043,011
提供綜合電子啟動方案	**100,986**	79,179
	2,202,933	2,122,190

5. 業務及地區分類

業務分類

在管理上，本集團目前分為以下兩個營運部門：

- 分銷電腦組件及資訊科技產品

- 提供綜合電子啟動方案

5. 業務及地區分類（續）

有關上述業務之分類資料載列如下：

截至二零零三年十二月三十一日止年度

	分銷電腦組件及資訊科技產品 千港元	提供綜合電子啟動方案 千港元	綜合 千港元
營業額			
對外銷售	2,101,947	100,986	2,202,933
業績			
分類業績	43,575	14,321	57,896
其他經營收入			13,137
未分配公司開支			(3,264)
經營溢利			67,769
財務費用			(14,940)
除税前溢利			52,829
税項			(2,549)
股東應佔溢利			50,280
於二零零三年十二月三十一日			
資產			
分類資產	740,233	25,764	765,997
未分配公司資產			151,380
綜合總資產			917,377
負債			
分類負債	165,671	4,514	170,185
未分配公司負債			329,769
綜合總負債			499,954
其他資料			
資本增加	947	–	947
折舊	926	9	935



5. 業務及地區分類（續）

截至二零零二年十二月三十一日止年度

	分銷電腦組件及資訊科技產品 千港元	提供綜合電子啟動方案 千港元	綜合 千港元
營業額			
對外銷售	2,043,011	79,179	2,122,190
業績			
分類業績	71,572	12,150	83,722
其他經營收入			4,963
未分配公司開支			(2,411)
經營溢利			86,274
財務費用			(10,403)
除税前溢利			75,871
税項			(9,868)
股東應佔溢利			66,003
於二零零二年十二月三十一日			
資產			
分類資產	868,005	64,710	932,715
未分配公司資產			249,998
綜合總資產			1,182,713
負債			
分類負債	341,688	29,438	371,126
未分配公司負債			431,391
綜合總負債			802,517
其他資料			
資本增加	1,153	8	1,161
折舊	761	9	770

5. 業務及地區分類(續)

地區分類

本集團全年之業務主要位於香港及中華人民共和國(「中國」)。本集團按地區市場之銷售分析載列如下:

	二零零三年 千港元	二零零二年 千港元
按地區市場劃分按地區市場劃分之營業額		
中國	**1,020,999**	610,040
香港	**1,181,934**	1,512,150
	2,202,933	2,122,190
按地區市場劃分之毛利貢獻		
中國	**52,374**	46,746
香港	**40,147**	73,436
	92,521	120,182
按資產所在地劃分之分類資產賬面值		
中國	**485,740**	387,424
香港	**431,637**	795,289
	917,377	1,182,713
按資產所在地劃分之廠房及設備之增加		
中國	**–**	41
香港	**947**	1,120
	947	1,161



6. 銷售成本

	二零零三年 千港元	二零零二年 千港元
銷售成本包括		
已售貨品之成本	**2,196,802**	2,067,705
回佣	**(86,390)**	(65,697)
	2,110,412	2,002,008

7. 其他經營收入

	二零零三年 千港元	二零零二年 千港元
代理費收入	**9,800**	–
出售廠房及設備收益	**13**	3
銀行存款之利息	**1,283**	2,600
雜項收入	**2,041**	2,360
	13,137	4,963

8. 經營溢利

經營溢利已扣除下列各項：

	二零零三年 千港元	二零零二年 千港元
核數師酬金	**730**	730
廠房及設備折舊	**935**	770
有關租賃物業之經營租賃租金	**3,905**	3,039
僱員成本		
董事酬金		
一袍金	**480**	480
一其他酬金	**6,125**	8,360
一退休福利計劃供款	**35**	36
	6,640	8,876
不包括董事酬金之僱員成本	**15,135**	14,702
退休福利計劃供款（不包括計入董事酬金之款額）	**273**	193
	15,408	14,895
總僱員成本	**22,048**	23,771



9. 董事及僱員酬金

董事酬金

	二零零三年 千港元	二零零二年 千港元
袍金		
執行董事	–	–
獨立非執行董事	**480**	480
	480	480
其他酬金（執行董事）		
薪金及其他福利 *（附註）*	**6,125**	4,944
花紅	**–**	3,416
退休福利計劃供款	**35**	36
	6,160	8,396
總酬金	**6,640**	8,876

附註： 董事之薪酬及其他福利包括為一名董事提供租賃物業之800,000港元（二零零二年：579,000港元）經營租賃租金。該款項亦計算在上文附註8租賃有關物業之經營租賃租金內。

9. 董事及僱員酬金(續)

董事之酬金介乎以下範圍:

	董事數目	
	二零零三年	二零零二年
零至1,000,000港元	**2**	3
1,000,001港元至1,500,000港元	**1**	–
1,500,001港元至2,000,000港元	**1**	–
2,000,001港元至2,500,000港元	**–**	2
2,500,001港元至3,000,000港元	**1**	–
3,500,001港元至4,000,000港元	**–**	1
	5	6

僱員酬金

本年內五名最高薪人士包括三名(二零零二年:三名)董事,彼等之酬金詳情載於上文。其餘兩名(二零零二年:兩名)最高薪人士之酬金如下:

	二零零三年 千港元	二零零二年 千港元
薪金及其他福利	**1,942**	1,426
退休福利計劃供款	**19**	15
	1,961	1,441

其餘兩名(二零零二年:兩名)最高薪人士之酬金介乎以下範圍:

	董事數目	
	二零零三年	二零零二年
零至1,000,000港元	**2**	2



10. 財務費用

	二零零三年 千港元	二零零二年 千港元
須於五年內悉數償還之銀行透支及短期銀行借貸	**11,777**	7,237
銀行收費	**3,163**	3,166
	14,940	10,403

11. 稅項

	二零零三年 千港元	二零零二年 千港元
香港利得稅		
本年度	**2,314**	11,540
過往年度撥備不足(超額撥備)	**235**	(1,672)
本公司及其附屬公司應佔稅項	**2,549**	9,868

香港利得稅乃以本年度估計應課稅溢利按17.5%(二零零二年:16%)計算。

由於本公司於其他司法權區經營之附屬公司於以上年度均無應課稅溢利,故並無就該等附屬公司作出稅項撥備。

11. 稅項（續）

本年度稅項支出與綜合損益表所載溢利對賬如下：

	二零零三年 千港元	二零零二年 千港元
除稅前溢利	**52,829**	75,871
按香港利得稅稅率17.5%（二零零二年：16%）計稅	**9,245**	12,139
不可扣稅開支之稅務影響	**88**	8
豁免境外溢利之稅務影響	**(7,450)**	–
毋須課稅收入之稅務影響	**(40)**	(148)
動用先前未確認稅務虧損之稅務影響	**–**	(10)
未確認稅務虧損之稅務影響	**368**	310
過往年度撥備不足（超額撥備）	**235**	(1,672)
在其他司法權區經營之附屬公司適用不同稅率之影響	**15**	7
其他	**88**	(766)
本年度稅項支出	**2,549**	9,868

於結算日，本集團之未動用稅務虧損約4,546,000港元（二零零二年：2,921,000港元），可用以抵銷未來的溢利。由於未能確定有關附屬公司之日後收入，因此並無確認遞延稅項資產。未確認稅務虧損可無限期結轉，惟將於下列年期屆滿之2,170,000港元虧損（二零零二年：1,554,000港元）則除外：

屆滿年期	二零零三年 千港元	二零零二年 千港元
二零零五年	**351**	351
二零零六年	**496**	496
二零零七年	**707**	707
二零零八年	**616**	–
	2,170	1,554

於結算日，並無任何其他重大暫時差額。



12. 股息

	二零零三年 千港元	二零零二年 千港元
中期股息	–	11,200
擬派末期股息	–	9,600
	–	20,800

附註：

(a) 本公司於年內並無派付或宣派二零零三年度任何股息。董事不建議派付末期股息。

(b) 截至二零零二年十二月三十一日止年度已支付中期股息每股0.007港元，並擬派付末期股息每股0.006港元。

13. 每股盈利

本年度每股基本盈利乃按本年度純利50,280,000港元（二零零二年：66,003,000港元）及已發行股份1,600,000,000股計算。

每股攤薄盈利則按本年度純利50,280,000港元，以及假設未行使購股權於授出當日已行使之情況下應有已發行及可發行股份加權平均數1,602,729,443股計算。

14. 廠房及設備

	傢俬、裝置及設備 千港元	汽車 千港元	總計 千港元
本集團			
成本值			
於二零零三年一月一日	2,715	1,734	4,449
添置	317	630	947
出售	(85)	–	(85)
於二零零三年十二月三十一日	**2,947**	**2,364**	**5,311**
折舊			
於二零零三年一月一日	1,084	647	1,731
年內撥備	510	425	935
出售時撇銷	(27)	–	(27)
於二零零三年十二月三十一日	**1,567**	**1,072**	**2,639**
賬面淨值			
於二零零三年十二月三十一日	**1,380**	**1,292**	**2,672**
於二零零二年十二月三十一日	1,631	1,087	2,718

本公司於年內及結算日概無任何廠房及設備。

15. 於一間附屬公司之投資

	本公司 二零零三年及 二零零二年 千港元
非上市股份	112,569

非上市股份之賬面值乃按該附屬公司根據本集團於二零零一年八月進行之集團重組成為本集團成員公司時之相關資產淨值之公平值計算。

本公司附屬公司於二零零三年十二月三十一日之詳情載於附註27。

16. 存貨

	本集團 二零零三年 千港元	 二零零二年 千港元
製成品	**331,924**	632,178

所有存貨均按結算日之成本值列賬。

17. 貿易應收賬款、預付款項及按金

本集團之信貸期由30至180日。於報告日期之貿易應收賬款賬齡分析如下：

	二零零三年 千港元	二零零二年 千港元
賬齡		
0至30日	**119,229**	61,373
31至60日	**55,403**	90,301
61至90日	**69,436**	117,300
91至180日	**177,608**	20,100
貿易應收賬款總額	**421,676**	289,074
預付款項、按金及其他應收款項	**13,545**	16,647
	435,221	305,721

18. 貿易應付賬款、銷售訂金及應計開支

於報告日期之貿易應付賬款賬齡分析如下：

	二零零三年 千港元	二零零二年 千港元
賬齡		
0至30日	**164,441**	360,883
31至60日	–	4,871
61至90日	–	3,172
91至180日	–	15
貿易應付賬款總額	**164,441**	368,941
銷售訂金	**5,744**	2,186
應計開支	**5,299**	6,528
	175,484	377,655



19. 銀行透支及短期銀行借貸

	二零零三年 千港元	二零零二年 千港元
銀行透支，無抵押	–	232
短期銀行借貸		
一 有抵押	**256,067**	424,630
一 無抵押	**68,403**	–
	324,470	424,862

20. 股本

	股份數目	千港元
每股面值0.01港元之股份		
法定		
於二零零二年一月一日、二零零二年十二月三十一日及二零零三年十二月三十一日	10,000,000,000	100,000
已發行及繳足		
於二零零二年一月一日、二零零二年十二月三十一日及二零零三年十二月三十一日	1,600,000,000	16,000

截至二零零三年十二月三十一日止兩年度，本公司之法定、已發行及繳足股本並無變動。

21. 購股權計劃

本公司之購股權計劃(「該計劃」)乃根據二零零一年八月二十九日通過之一項決議案而採納,目的為確認本集團董事及合資格僱員之貢獻,該計劃期限將於二零一一年八月屆滿。根據該計劃,本公司董事會可向合資格僱員,當中包括本公司及其附屬公司之董事,授予購股權以認購本公司股份。

根據該計劃及本公司任何其他計劃,在因行使所有獲授而尚未行使及將行使之購股權可發行之股份總數不得超過本公司不時已發行股份之30%之條件下,如未經本公司股東事先批准,根據有關該計劃可能授出之購股權之股份總數,與根據任何其他計劃所涉之股份合計不得超過緊隨股份於聯交所上市之後本公司已發行股本之10%。如未經本公司股東事先批准,於任何12個月期間可能授予任何人士之購股權而發行之股份總數,不得超過本公司已發行股份之1%。

授出之購股權須於授出日期起計28日內按每份購股權1港元之價格予以接納。購股權可於購股權接納日期起之6個月屆滿後起至董事會決定之日期止任何時間行使,但無論如何不得超過10年。行使價由本公司董事釐定,惟不低於股份於緊接授出日期前五個營業日之平均收市價或購股權授出當日之股份收市價(以較高者為準)。

由於有關購股權計劃之聯交所證券上市規則(「上市規則」)於二零零一年九月一日修訂,購股權可根據該計劃授出,惟須符合現行上市規則有關購股權計劃之規定。



21. 購股權計劃（續）

於二零零三年五月三十日，本公司股東議決對該計劃作出若干修訂。根據有關修訂，本公司董事會可向合資格參與者授出購股權，以認許彼等對本集團之貢獻。合資格參與者指本集團任何全職或兼職僱員（包括本公司及其附屬公司任何執行、非執行及獨立非執行董事）及本公司董事會全權認為曾經或可能會對本集團作出貢獻之本集團任何供應商、顧問及分銷商。授出的購股權可於授出日期後第二個營業日起，在本公司董事會釐定之期間隨時行使，惟無論如何不得遲於緊隨購股權接納日期後之營業日起計10年。

下表披露本年度僱員所持本公司購股權及其變動詳情：

截至二零零三年十二月三十一日止年度

	於二零零三年一月一日尚未行使	年內授出	年內行使	於二零零三年十二月三十一日尚未行使
僱員	–	45,370,000	–	45,370,000

截至二零零二年十二月三十一日止年度並無授出或行使任何購股權。

年內，向接納所授出購股權之僱員收取之總代價為28港元。

所授出購股權之財務影響僅在購股權獲行使時方在本公司或本集團之資產負債表入賬，而年內並無就所授購股權之價值在損益表確認任何支出。購股權行使時，本公司將就此發行之有關股份按股份面值列賬為額外股本，而每股行使價超逾股份面值部份則計入股份溢價賬。於行使日期前失效或註銷之購股權自未行使購股權登記冊刪除。

22. 儲備

	股份溢價 千港元	特別儲備 千港元	累計溢利 千港元	總計 千港元
本集團				
於二零零二年一月一日	165,557	9,370	171,421	346,348
已派付二零零一年末期股息	(32,000)	–	–	(32,000)
已派付二零零二年中期股息	(11,200)	–	–	(11,200)
年度純利	–	–	66,003	66,003
於二零零二年十二月三十一日及 二零零三年一月一日	122,357	9,370	237,424	369,151
已派付二零零二年末期股息	–	–	(9,600)	(9,600)
年度純利	–	–	50,280	50,280
於二零零三年十二月三十一日	**122,357**	**9,370**	**278,104**	**409,831**

	股份溢價 千港元	繳入盈餘 千港元	累計溢利 千港元	總計 千港元
本公司				
於二零零二年一月一日	165,557	112,369	60	277,986
已派付二零零一年末期股息	(32,000)	–	–	(32,000)
已派付二零零二年中期股息	(11,200)	–	–	(11,200)
年度純利	–	–	7	7
於二零零二年十二月三十一日及 二零零三年一月一日	122,357	112,369	67	234,793
已派付二零零二年末期股息	–	–	(9,600)	(9,600)
年度純利	–	–	9,607	9,607
於二零零三年十二月三十一日	**122,357**	**112,369**	**74**	**234,800**



22. 儲備(續)

本公司之繳入盈餘指本公司收購附屬公司當日之相關資產淨值賬面值與本公司根據本集團於二零零一年八月進行之集團重組發行之本公司股份面值之差額。

本集團之特別儲備指被收購附屬公司之股份面值與本公司根據集團重組進行收購所發行股份面值之差額。

本公司於二零零三年十二月三十一日之可分派予股東之儲備指股份溢價、繳入盈餘及累計溢利之總額234,800,000港元(二零零二年:234,793,000港元)。

23. 資產抵押

根據本集團與一間主要供應商所訂立之分銷協議條款,本集團已授予該主要供應商一項有關所供應存貨及任何收益(包括應收賬款)之抵押權益,作為本集團欠負之任何未償還欠款之抵押。於有關結算日,相關已抵押資產總額如下:

	二零零三年	二零零二年
	千港元	千港元
已抵押資產	**118,877**	357,264

此外,本集團於結算日之銀行存款已抵押予往來銀行以取得若干銀行信貸,詳情如下:

	二零零三年	二零零二年
	千港元	千港元
已抵押銀行存款	**65,999**	120,060

24. 或然負債

本集團於結算日概無或然負債。

本公司就其附屬公司獲取之銀行借貸簽立以其銀行為受益人之無上限擔保。於二零零三年十二月三十一日，附屬公司已動用合共約324,470,000港元（二零零二年：424,630,000港元）。

25. 經營租賃承擔

於結算日，本集團有關土地及樓宇之不可撤銷經營租賃在未來須承擔之最低租賃款項到期日如下：

	本集團	
	二零零三年	二零零二年
	千港元	千港元
一年內	**1,010**	2,250
第二至五年（包括首尾兩年）	**560**	361
	1,570	2,611

經營租賃款項指本集團就其若干辦公室物業及僱員宿舍應付之租金，租期經商議平均為2年。

本公司於結算日概無經營租賃承擔。



26. 退休福利計劃

自二零零零年十二月起，本集團根據強制性公積金計劃條例，為香港所有合資格僱員設立界定供款強制性公積金。該計劃之資產由信託人基金管理，並與本集團資產分別獨立持有。

本集團於其他司法權區之附屬公司之僱員乃該等司法權區政府實行之國家管理退休福利計劃之成員。該等附屬公司須按彼等之工資成本指定百分比向退休福利計劃供款。本集團有關退休福利計劃之唯一義務乃作出指定之供款。

計入損益表之總成本308,000港元（二零零二年：229,000港元）指本集團按該等計劃規則指定之比率向該等計劃應付之供款。於二零零三年十二月三十一日，目前報告年度到期之該等計劃供款26,000港元（二零零二年：22,000港元）尚未支付。

27. 附屬公司詳情

本公司於二零零三年十二月三十一日各全資附屬公司之詳情如下：

附屬公司名稱	註冊成立及經營地點	已發行及繳足本／註冊資本	本公司持有之應佔股權 直接	本公司持有之應佔股權 間接	主要業務
倡力有限公司	香港	10,000港元	-	100%	買賣電腦組件
泓磊國際科技有限公司	香港	10港元	-	100%	買賣網絡產品
亞邦電腦國際貿易（上海）有限公司**	中國	200,000美元	-	100%	買賣電腦組件與網絡產品及提供技術支援與售後服務
Artel Computer Solutions Limited	英屬處女群島	200,000美元	-	100%	投資控股
Artel e-Solutions Limited	英屬處女群島	110美元	-	100%	投資控股
Artel International Holdings Limited	英屬處女群島	5美元	100%	-	投資控股
宏恩國際有限公司	香港	普通股 － 2港元 遞延股份 － 8,000,000港元*	-	100%	買賣電腦組件與網絡產品及提供綜合電子啟動方案



27. 附屬公司詳情（續）

附屬公司名稱	註冊成立及經營地點	已發行及繳足本／註冊資本	本公司持有之應佔股權 直接	本公司持有之應佔股權 間接	主要業務
Artel International Investments Limited	英屬處女群島	1美元	–	100%	暫無業務
Artel Macao Commercial Offshore Limited	澳門	1,000,000澳門元	–	100%	買賣電腦組件與網絡產品及提供綜合電子啟動方案
宏碩科技有限公司	香港	2港元	–	100%	提供電子啟動方案及技術服務
星霸有限公司	香港	10,000港元	–	100%	買賣電腦組件
Cyber King Group Limited	英屬處女群島	1美元	–	100%	暫無業務
Hashan Development Company, Limited	香港	100,000港元	–	100%	資產控股

* 遞延股份並非由本集團持有，實際上無權獲派股息、收取附屬公司任何股東週年大會通告或出席大會或在會上投票或於清盤時獲得任何分派。

** 此附屬公司為全外資擁有企業。

截止年結日，概無任何附屬公司發行任何債務證券。

28. 最終控股公司

本公司之最終控股公司為E-Career Investments Limited，該公司為於英屬處女群島註冊成立之有限公司。

29. 批准財務報告

董事會已於二零零四年四月二十六日批准及授權刊發第19至51頁所載財務報告。



財務概要

	截至十二月三十一日止年度				
	一九九九年 千港元	二零零零年 千港元	二零零一年 千港元	二零零二年 千港元	**二零零三年 千港元**
業績					
營業額	750,432	978,667	1,415,004	2,122,190	**2,202,933**
除税前溢利	29,885	95,831	140,287	75,871	**52,829**
税項	(4,200)	(14,883)	(23,007)	(9,868)	**(2,549)**
年度純利	25,685	80,948	117,280	66,003	**50,280**
每股盈利(港仙)					
基本	2.0	6.3	8.7	4.1	**3.1**

	於十二月三十一日				
	一九九九年 千港元	二零零零年 千港元	二零零一年 千港元	二零零二年 千港元	**二零零三年 千港元**
資產及負債					
資產總值	217,395	431,923	631,233	1,187,668	**925,785**
負債總額	(174,632)	(308,212)	(268,885)	(802,517)	**(499,954)**
股東資金	42,763	123,711	362,348	385,151	**425,831**

附註: 截至二零零零年十二月三十一日止兩年度及於一九九九年及二零零零年十二月三十一日之財務數據乃摘錄自本公司於二零零一年十月十二日刊發之售股章程。

股東週年大會通告

茲通告宏通集團控股有限公司（「本公司」）謹訂於二零零四年五月三十一日星期一上午十時正假座香港九龍灣展貿徑1號香港國際貿易展覽中心315室召開股東週年大會，藉以處理下列普通事項：

1. 接納及考慮本公司截至二零零三年十二月三十一日止年度之經審核綜合財務報告及本公司董事（「董事」）及核數師報告；

2. 重選董事及授權董事會釐定董事之酬金；

3. 重新聘任核數師及授權董事會釐定其酬金；

及作為特別事項，考慮及酌情通過下列決議案為普通決議案：

4. 「**動議**：

(a) 在下文(c)段之限制下及根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）之規定，一般性及無條件批准董事在有關期間（定義見下文）行使本公司所有權力，以配發、發行及處理本公司額外股份（「股份」）或可兌換為股份之證券、購股權、認股權證或可認購股份或可換股證券之同類權利，並作出或授予可能需要行使此等權力之售股建議、協議及購股權（包括認購股份之認股權證）；

(b) 上文(a)段之批准將授權董事在有關期間內作出或授予將會或可能須於有關期間終止後行使上述權力之售股建議、協議及購股權；

(c) 董事依據上文(a)段之批准而配發或有條件或無條件同意配發（不論是否依據購股權或其他理由而配發者）、發行或處理之股本面值總額（不包括因(i)配售新股；或(ii)本公司購股權計劃或同類安排授出之任何購股權獲行使；或(iii)按照本公司不時生效之組織章程提供任何以股



代息或類似安排，以配發及發行股份以取代股份之全部或部份股息；或(iv)根據本公司任何認股權證或任何可換股證券之條款行使認購權或換股權而配發者）合共不得超過：

(aa) 本公司於本決議案獲得通過之日期已發行股本面值總額之20%；及

(bb) （如董事獲本公司股東以另一項普通決議案授權）本公司在本決議案獲得通過之後購回之本公司任何股本之面值（最多相等於本公司於本決議案獲得通過之日期已發行股本面值總額之10%），

及根據本決議案第(a)段之授權亦須受此數額限制；或

(d) 就本決議案而言：

「有關期間」乃指由本決議案通過之日至下列三者之較早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司組織章程、開曼群島公司法第22章（經綜合一九六一年第三號法案而修訂）（「公司法」）或開曼群島法之任何其他適用法律規定本公司下屆股東週年大會須予召開之期限屆滿；或

(iii) 本決議案授予董事之授權被本公司股東於股東大會上通過普通決議案撤銷或修訂；

「配售新股」指本公司董事於指定期間內向於指定記錄日期名列股東名冊之股份持有人，按彼等之持股比例提呈發售股份或提呈發售或發行認股權證、購股權或其他賦予權利可認購股份之證券（惟董事可就零碎股權或經考慮香港以外任何司法權區或香港以外任何認可監管機構或任何證券交易所之法例或規定所引致之任何限制或責任或有關限制或責任之存在或範圍可能涉及之開支或遞延後，作出彼等認為必需或適當之豁免或另作安排）。」

5. 「**動議**：

(a) 除下文(b)段另有規定外，一般性及無條件批准董事在有關期間（定義見下文）行使本公司所有權力，以在聯交所或本公司股份可能進行上市及就此目的獲證券及期貨事務監察委員會及聯交所認可之任何其他證券交易所購回股份或按照證券及期貨事務監察委員會或聯交所之規則及規定、公司法及其他一切適用法例購回股份；

(b) 本公司依據上文(a)段之批准在有關期間內可購回之股份面值總額不得超過本公司於本決議案獲得通過之日已發行股本面值總額之10%；而根據本決議案第(a)段之授權亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」及指由本決議案通過之日期至下列三者之較早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司組織章程、公司法或開曼群島之任何其他適用法例規定本公司下屆股東週年大會須予召開之期限屆滿；或

(iii) 本決議案授予董事之授權被本公司股東於股東大會上通過普通決議案撤銷或修訂。」

6. 「**動議**在第4及5項決議案獲得通過之情況下，本公司根據第5項決議案所述給予董事之授權所購回本公司股本面值之總額，將加入董事根據上文第4項決議案可配發或同意有條件或無條件配發之本公司股本面值總額，惟所增加之數額不得超逾通過本決議案日期本公司已發行股本面值總額10%。」



股東週年大會通告

及作為特別事項，考慮及酌情通過下列決議案為特別決議案：

7. 「**動議**修訂本公司組織章程如下：

(A) 在細則第2條加插以下「聯繫人士」之新釋義：

「「聯繫人士」	指	指定證券交易所之規則所定義者。」

(B) 刪除細則第2條「結算所」原有釋義，以下列新釋義取締：

「「結算所」	指	本公司股份上市或報價之交易所當地司法權區法例所認可的結算行。」

(C) 刪除細則第2條「附屬公司及控股公司」原有釋義，以下列新釋義取締：

「「附屬公司及控股公司」	指	指定證券交易所之規則所定義者。」

(D) 在細則第66條第11行「之前」一詞前加入「根據指定交易所規定要求投票表決或」等字；

(E) 將細則第67條第1行「除非正式提出且並無撤回投票表決之要求」等字刪除，以「除非正式提出要求或規定且（對於規定而言）並無撤回」取代；

(F) 將細則第68條整條刪除，以下文第68條細則取代：

「68. 倘若正式要求或規定舉行投票表決，則投票表決之結果視為進行所要求或規定投票表決之會議決議案。並無規定主席須披露投票表決之投票數字。」

(G) 將原有細則第76條重新編號為第76(1)條；

(H) 將下文加插為新訂細則第76(2)條：

「(2) 倘據本公司所知在指定證券交易所之規則所規定下，任何股東不得就某項決議項投票，又或被限制就某決議案僅可投票贊成或僅可投票反對，則該股東親自或經代表所投任何票數如有違有關規定，一概不獲點算。」

(I) 刪除整條原有之細則第88條，以下列新訂細則第88條取締：

「88. 除在股東大會上行將退任董事以外，任何人士必須經董事提名，或獲一名有權出席大會及在會上投票之股東提名及發出經簽署之提名通知，方可成為董事候選人。上述通知連同獲提名人士所發出經簽署之參選願意書須在最少七(7)日之最短通知期內送交總公司或登記辦事處，而該通知期之開始日期不得早於為進行有關選舉所召開股東大會之通告寄發後第二日，且結束日期亦不得遲於上述股東大會日期前七(7)日。」

(J) 刪除整條原有之細則第103條，以下列新訂細則第103條取締：

「103(1)任何董事不得就有關批准任何其或其聯繫人士擁有重大利益之合約或安排或任何其他建議之董事會決議案投票（亦不得計入法定人數），惟此限制不適用於下述事宜：

(i) 關於就有關董事或其聯繫人士應本公司或其任何附屬公司之要求所借出之款項或負上或承擔之債務而提供任何抵押品或賠償保證之合約或安排；

(ii) 關於就有關董事或其聯繫人士已單獨或共同作出擔保或賠償保證或提供抵押品之本公司或其任何附屬公司債項或債務而向第三者提供抵押品或賠償保證之合約或安排；

(iii) 關於本公司或本公司可能發起或擁有權益之公司發售本身或其他公司之股份或債券或其他證券以供認購或購買之合約或安排，而有關董事或其聯繫人士因參與包銷或分包銷擁有當中權益；

(iv) 有關董事或其聯繫人士僅由於擁有本公司股份或債券或其他證券權益而於本公司或其任何附屬公司之股份或債券或其他證券擁有與其他持有人可享者相同權益之合約或安排；

(v) 涉及有關董事或其聯繫人士因高級職員或行政人員或股東身份而直接或間接擁有權益之任何公司（包括有關董事及其聯繫人士實益擁有合共不超過百分之五(5%)或以上已發行股份或任何類別股份所附投票權之公司（或有關董事或其聯繫人士透過其擁有權益之任何第三者公司））之合約或安排；或

(vi) 涉及採納、修訂或執行關乎本公司或其附屬公司董事、其聯繫人士及僱員之購股權計劃、退休金或退休計劃、傷亡或傷殘恩恤計劃或其他安排之建議，而當中並無給予任何董事或其聯繫人士任何有關計劃或基金有關人士一般可享者以外之任何權利或利益。

(2) 倘董事及／或其聯繫人士持有或實益擁有一家公司（或董事及／或其聯繫人士從中獲得權益之任何第三者公司）任何類別股本或所有股東投票權百分之五(5%)或以上，則於持有或擁有該等權益期間會被視為擁有該公司百分之五(5%)或以上之權益。就本段而言，董事或其聯繫人士所持任何不記名或託管信託股份或並無擁有實益之任何股份、董事或其聯繫人士僅擁有（如有其他人士有權收取當中收入）未來所有權或剩餘財產

權之基金下任何股份、董事或其聯繫人士僅因身為單位持有人而擁有權益之認可單位信託計劃下任何股份，以及無權在股東大會投票且僅具有相當有限之收取股息及收回資本權利之股份，一概不會計算在內。

(3) 倘董事及／或其聯繫人士持有百分之五(5%)或以上權益於一項交易中擁有重大權益，則有關董事及／或其聯繫人士亦會被視為於當中擁有重大權益。

(4) 倘於董事會上個別董事(會議主席除外)之重大權益或個別董事(會議主席除外)就有關問題之投票資格受到質疑，而雖然有關董事放棄投票仍未能解決有關問題，則有關問題可交由會議主席裁決，且其對於有關該董事之決定將成為最終決定，除非該董事所知其本身之權益之性質或程度並未向董事會公平披露。倘上述問題涉及會議主席，則有關問題須由董事會議決(會議主席不得就此投票)，而有關決議將成為最終決定，除非會議主席所知其本身及／或其聯繫人士之權益之性質或程度並未向董事會公平披露。

承董事會命
宏通集團控股有限公司
主席
游本宏

香港，二零零四年四月三十日

於本公佈日期，本公司有三位執行董事游本宏先生、余志明先生及嚴中川先生，另有兩位獨立非執行董事劉助博士及胡競英女士。



股東週年大會通告

附註：

1. 凡有權出席上述通告召開大會及於會上投票之股東，均有權委任一位或多位代表出席及根據本公司之組織章程之條款代其投票。受委代表毋須為本公司股東。

2. 隨附適用於股東週年大會之代表委任表格。代表委任表格必須根據其列印之指示填妥，並連同授權簽署該表格之授權書或其他授權文件（如有）或由公證人簽署證明之該授權書或授權文件副本，最遲於大會或續會舉行時間48小時前送回本公司股份過戶登記處香港分處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。填妥及交回代表委任表格後，閣下仍可親身出席上述大會或任何續會。

3. 根據本公司組織章程細則第66條，在股東大會提出之決議案須以舉手方式表決，除非在宣佈舉手表決結果前或撤回另一項投票表決要求時，以下人士要求投票表決：

   (a) 會議主席；或

   (b) 不少於三位有權在會議投票而出席會議之股東或其正式授權代表（如股東為公司）或委任代表；或

   (c) 一位或多位佔所有可在大會投票股東之投票權總額不少於十分之一而出席會議之股東或其正式授權代表（如股東為公司）或委任代表；或

   (d) 一位或多位持有可在大會投票之本公司股份佔所有可在大會投票股份已繳股本總額不少於十分之一而出席會議之股東或其正式授權代表（如股東為公司）或委任代表。